NO ACT DC
PC
1-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042811

March 19, 2008

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A'8
Public Availability: 3/19/2008

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2008

Dear Mr. Parsons:

This is in response to your letter dated January 22, 2008 concerning the shareholder proposal submitted to ExxonMobil by Stephen Viederman, Kathi Arnow, Robert H. Arnow, Joan W. Arnow, the Unitarian Universalist Service Committee, the Sisters of Mercy of the Americas, Jennifer R. Nolan, Gwendolen Noyes, Thomas and Patricia Noyes, The Christopher Reynolds Foundation, Abby A. Rockefeller, and Laura Thorn. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Stephen Viederman
135 East 83rd Street, 15A
New York, NY 10028

Charlie Clements
President and CEO
Unitarian Universalist Service Committee
689 Massachusetts Avenue
Cambridge, MA 02139-3302

Thomas and Patricia Noyes
6524 Kalama Road
Kapaa, Kuai, HI 96746

Paul M. Neuhauser
Attorney at Law
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Counsel

ExxonMobil

January 22, 2008

VIA HAND DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: *Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8*
Omission of Shareholder Proposal Regarding Renewable Energy

Gentlemen and Ladies:

This letter is to inform you that Exxon Mobil Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Stephen Viederman, Kathi Arnow, Robert Arnow, The Unitarian Universalist Service Committee, Sisters of Mercy of the Americas, Jennifer Nolan, Gwendolyn Noyes, Thomas Noyes, The Christopher Reynolds Foundation, Abby Rockefeller and Laura Thorn (collectively, the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal states: "RESOLVED: That ExxonMobil's Board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2009." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. For the reasons set forth below, we ask that the Staff concur that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has already adopted a policy relating to "renewable energy research, development and sourcing" and thus has substantially implemented the Proposal.

A. Background of Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management . . . ." Exchange Act Release No. 12598 (July 7, 1976). When the predecessor rule was initially announced, the Staff permitted exclusion "only in those cases where the action requested by the proposal has been fully effected." Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release"), at § II.E.6. However, citing the need for a less formalistic approach, the Commission adopted an interpretative change to the rule to permit omission of proposals that had been only "substantially implemented by the issuer." 1983 Release at § II.E.6. The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Consequently, when a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (permitting exclusion of a proposal requesting the board issue a sustainability report to shareholders where the company had already published a "Corporate Responsibility Report"); *Johnson & Johnson* (avail. Feb. 17, 2006) (permitting exclusion of a proposal requesting the board verify the employment legitimacy of all U.S. workers where the company was already required by law to verify the employment eligibility of its U.S. workers).

The Staff has concurred in the exclusion under Rule 14a-8(i)(10) of proposals that requested the adoption or implementation of a certain code or policy when the company was able to demonstrate that it had already adopted or implemented policies or procedures regarding the subject matter of the proposal, even if those policies or procedures did not coincide precisely with the guidelines outlined in the proposal. For example, in *Texaco, Inc.* (avail. Mar. 28, 1991), the Staff permitted exclusion of a proposal that requested the company implement a specific set of environmental guidelines where the company already had established a compliance and disclosure program related to its environmental programs, even though the company's guidelines did not satisfy the specific inspection, public disclosure or substantive commitments that the proposal sought. Further, in *The Talbots, Inc.* (avail. Apr. 5, 2002), the Staff permitted exclusion of a proposal requesting the company implement a code of conduct based on International Labor Organization human rights standards where the company had established and implemented its own business practice standards. Finally, in *Masco Corp.* (avail. Mar. 29, 1999), the Staff permitted exclusion of a proposal setting a standard for independence of the company's outside directors where the company had adopted a standard that, unlike the proposal, provided that only material relationships with affiliates would affect a director's independence.

The Company has received shareholder proposals regarding its renewable energy policies and programs in the past, and, on multiple occasions, the Staff has permitted exclusion of the proposals under Rule 14a-8(i)(10). In *Exxon Mobil Corp.* (avail. Mar. 23, 2007), the proposal sought a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products. The proposal was excludable under Rule 14a-8(i)(10) after the Company argued, and the Staff concurred, that the proposal had been substantially implemented by a report on energy trends, emissions and alternative energy that detailed, among other things, the company's views on the long-term energy outlook, its assessment of technology options (including the potential for new or alternative energy options), and its efforts to manage its investments and operations through periods of regulatory uncertainty. Likewise, in *Exxon Mobil Corp.* (avail. Mar. 18, 2004), a proposal that requested the Company's outside board members prepare recommendations for promoting and developing renewable energy sources was excludable under Rule 14a-8(i)(10). The Staff concurred that the proposal had already been substantially implemented where the Company was about to publish a comprehensive update on energy trends, which had been reviewed by the Board's Public Issues Committee and which, among other things, described the Company's view of the business challenges and opportunities of likely energy trends, emissions and alternative energy options.

B. The Company Has Substantially Implemented the Proposal.

The Company has developed a number of policies related to energy research, development and sourcing, including policies regarding the research and development of sources of renewable energy. These policies address, among other things, how the Company assesses potential new sources of energy, the Company's research and development efforts and how the Company assesses the long-range outlook of global energy supply and demand. The Board's Public Issues Committee is responsible for reviewing the Company's policies, programs and practices as they relate to public issues of significance, including those issues related to the environment, and thus oversees these policies.

Examples of the Company's policies include:

- Regular formal review of its investments in technologies, research and development. These formal reviews enable the Company to evaluate emerging issues relating to energy sourcing and production, including those issues related to renewable energy sourcing and production, and to plan accordingly. *Tomorrow's Energy: A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options* at p. 18 (the "Energy Report") (attached hereto as Exhibit B and available on the Company's website).

- Continuously seeking out energy projects, including those related to renewable energy, that "are profitable and sustainable over the long term;" "are not reliant on government subsidies;" "are consistent with our own scale and capabilities;" "yield a well-balanced and diversified business;" and "do not compromise our high safety and environmental standards." Energy Report at p. 18.

The Company believes technological breakthroughs are the keys to unlocking potential new energy technologies, including those related to renewable energy. As a result, the Company has developed a policy to:

> closely analyze the potential of emerging technologies. Based on these assessments, we determine our approach and – if appropriate – a level of involvement consistent with our business needs and strengths. This may involve proprietary research, shared knowledge through participation in industry groups or the funding of external research in those areas where fundamental breakthroughs are needed for a technology to reach its potential.

Energy Report at p. 14.

In line with this belief, the Company has developed a policy of funding research relating to energy technologies, including those relating to renewable energy. In furtherance of this policy:

- The Company invests over $600 million per year in research and development, balancing its investments between technology extensions and breakthrough research in areas that can have a lasting impact on the Company and the industry. *See* Energy Report at p. 7.

- The Company funds research projects that investigate renewable energy options, including: (1) the use of hydrogen as an energy carrier and the Company's research effort in hydrogen generation; (2) the use of biofuels as a method by which carbon dioxide emissions could be reduced; (3) the use of wind and solar power as an alternative source of energy and the Company's research into solar energy; and (4) the use of nuclear energy as an increasingly important component of the energy mix. *See* Energy Report at pp. 14-17.

- As part of its energy research, the Company has committed up to $100 million to Stanford University's Global Climate and Energy Project ("GCEP"). GCEP is a long-term research project designed to accelerate development of commercially viable energy technologies and is currently conducting research in a variety of renewable energy areas, including the areas of hydrogen generation, solar energy and biomass. *See* Energy Report at p. 12. Some of GCEP's research includes research in the use of genetically engineered bacteria to capture solar energy and research into the production or flexible sheets of solar cells to provide more cost-effective and efficient electricity from sunlight.

As evidenced by the above discussion, the Company has adopted policies regarding renewable energy research, development and sourcing. These policies include a commitment to continue funding research in areas related to renewable energy sources and a commitment to analyze the potential of new technologies to determine whether, and on what level, the Company should become involved in the research or use of such new technologies. Further, the Company is committed to a policy of pursuing energy projects, including those related to renewable energy, that meet its investment guidelines. As noted above, the Board's Public Issues Committee is responsible for reviewing the Company's policies as they relate to public issues of significance, such as those issues related to the environment, and thus oversees these policies. We believe that the Proposal is excludable under Rule 14a-8(i)(10) because the Company already has adopted policies relating to renewable energy research, development and sourcing, even though, as in *Talbots*, *Texaco* and *Masco*, the existing policies or guidelines may differ in some respects from those the Proponent advocates.

Because of the foregoing, we believe that the Company has substantially implemented the Proposal. Thus, the Proposal properly may be excluded pursuant to Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1478.

Sincerely,

James Earl Parsons

James E. Parsons

Enclosures

cc: Stephen Viederman
Kathi Arnow
Robert Arnow
Charlie Clements, Unitarian Universalist Service Committee
Sabina Gotuaco, Sisters of Mercy of the Americas
Jennifer Nolan
Gwendolyn Noyes
Thomas Noyes
Andrea Panaritis, The Christopher Reynolds Foundation
Abby Rockefeller
Laura Thorn

EXHIBIT A

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 0 3 2007

Routed For Action to: Dave Henry
Informational Copy to: HHH

STEPHEN VIEDERMAN
135 EAST 83RD STREET, 15A
NEW YORK, NEW YORK 10028
(212) 639 9496
s.viederman@mac.com

SHAREHOLDER PROPOSAL

DEC 0 3 2007
NO. OF SHARES -0-
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

November 29, 2007

Mr. Rex W. Tillerson, Chairman of the Board
Mr. Henry H. Hubble, Corporate Secretary
(henry.h.hubble@exxonmobil.com)
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I have continuously owned more than $2000 worth of shares of ExxonMobil Corporation common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. Verification of this ownership will be forthcoming.

I hereby file the enclosed shareowner resolution requesting the Board to adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2009, for inclusion in the proxy statement for the next annual meeting of the shareowners of the ExxonMobil Corporation. I am filing this as an individual investor and sending it by email with a paper copy to follow. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the next annual meeting. The resolution will be presented in accordance with the SEC rules by me or by my proxy.

As a grandparent and citizen I am deeply concerned about the future that my grandchildren, all grandchildren, including your grandchildren and the grandchildren of other executives, board members, employees and investors of ExxonMobil, will inherit from us. As a professional who has worked for more than five decades on issues of sustainability it is clear that our obligation—yours and mine—is to leave to the next generations, our children and grandchildren, the options necessary to live at least as good a life as we have lived, and I would hope better. Climate change is a major obstacle to fulfilling that obligation.

ExxonMobil has looked to the future and recognized that fossil fuels resources are finite, and that "climate change poses risks to society and ecosystems". Prudence means farseeing. Our company, however, is not taking prudent action based upon its own assessment of the need to reduce greenhouse gas emissions beyond what it is undertaking now. Given the long lead times necessary to bring alternative and renewable fuels to profitability our company must be the innovator. Our company must make significant investments now in the future of renewable energy to be prepared to meet the competitive challenges of other energy companies that have already made significant investments.

The Stern Report of November 2006 and the November 2007 report of the Intergovernmental Panel on Climate Change demonstrate the costs of inaction, as well as the considerably lesser costs of prudent action now at all levels of society. Our company must recognize its obligation to its shareowners and to society to be the leader on renewable energy solutions.

We hope the time between now and the annual meeting might result in a dialogue between co-filers and us that could result in the withdrawal of the enclosed resolution.

I look forward to ExxonMobil's acknowledgment and response.

Sincerely yours,

Stephen Viederman

Cc: david.g.henry@exxonmobil.com

EXXONMOBIL
RENEWABLE ENERGY POLICY

There is remarkable, near universal consensus among scientists regarding the need for aggressive action on climate change, supported by an overwhelming non-partisan cross section of 84 percent of Americans (Opinion Research Corporation, 11/07), as well as a fast growing number of corporations in all sectors of the global economy.

We share the view of the World Energy Council and the International Energy Agency that carbon-based energy sources must be significantly reduced, while undertaking a new focus on aggressively expanding renewable sources.

ExxonMobil Chair Rex Tillerson acknowledges "it is increasingly clear that climate change poses risks to society and ecosystems that are serious enough to warrant action—by individuals, by businesses, and by governments."

Energy efficiency and the advance of current proven emission-reducing technologies are necessary but not sufficient to significantly reduce climate impacts.

ExxonMobil "believes technology is an essential component of any long-term plan to address climate change risks," but has done little with regard to renewable technologies. This contrasts with the activities of ExxonMobil's competitors: BP, Royal Dutch Shell, and Chevron.

ExxonMobil's 2007 *Outlook for Energy: A View to 2030* projects renewables growing at 9 percent annually, oil and gas remaining indispensable to meet energy demand, and energy-related CO2 emissions increasing to an annual level of 37 billion tons compared to 27 billion tons in 2005.

Mr. Tillerson recognizes "The energy challenges faced by the world are undeniable." ExxonMobil describes itself as "Taking on the world's toughest energy challenges." However, ExxonMobil's failing to enunciate a renewables' policy reflects the thinking of a traditional oil and gas company, not a farseeing energy company.

The urgency reflected in Mr. Tillerson's statements are not reflected in ExxonMobil's policies and actions regarding renewables.

The World Energy Council makes clear "it is a myth that the task of meeting the world's energy needs while addressing climate change is simply too expensive and too daunting."

Breakthroughs in renewables will be made in the years ahead by companies in the forefront of renewables research and development. Responding to increasing demand throughout the world—China has targeted 20% of its energy to come from renewables by 2020—will give corporate leaders a competitive advantage. While renewables now occupy a small market share, the availability of new and better renewable technologies will not only fill the growing demand, but also create new demand.

ExxonMobil's research and development capabilities are uniquely positioned to meet the renewable energy challenge and bring it to scale creating competitive advantage for our company.

Significant research and development on "game-changing technologies for the long-term" (Tillerson, 11/12/07) is needed now that will meet both energy demand, and social and environmental goals, criteria proposed by the World Energy Council.

As long–term investors looking to and beyond 2030, ExxonMobil's *Energy Outlook's* timeframe, we believe a farseeing renewable energy policy will create advantage for our company.

We, therefore, ask your support for this resolution:

RESOLVED: That ExxonMobil's Board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2009.

Text: 499 words

Stephen Viederman
212 639 9497
917 751 4461 mobile
s.viederman@mac.com
11/29/07 12:05 PM

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 6, 2007

VIA UPS – OVERNIGHT DELIVERY

Mr. Stephen Viederman
135 East 83rd Street, 15A
New York, NY 10028

Dear Mr. Viederman:

This will acknowledge receipt of the proposal concerning a renewable energy policy, which you have submitted in connection with ExxonMobil's 2008 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of November 29, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to November 29, 2007 and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in continuing our discussion of this proposal and will contact you again in the near future.

Sincerely,

Henry A. Hubbl

Enclosure

"QuantumView"
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12/07/07 09:31 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

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Subject UPS Delivery Notification, Tracking Number 1Z75105X0192418795

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

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Shipment Detail

Ship To:
Mr. Stephen Viederman
Mr. Stephen Viederman
135 East 83rd Street, 15A
NEW YORK
NY
100282418
US

UPS Service:	NEXT DAY AIR
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Tracking Number:	1Z75105X0192418795
Reference Number 1:	0137/6401

AXA

AXA Advisors, LLC

December 11, 2007

Mr. Henry H. Hubble
ExxonMobile Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Account [redacted]: Stephen Viederman and Gretchen Viederman, Joint Tenants

Dear Mr. Hubble;

AXA Advisors is the introducing broker-dealer for the above referenced brokerage account. AXA Advisors uses LPL for clearing and custodial services.

I am writing to verify that the above referenced account currently has 758 shares of ExxonMobile Corporation stock. In addition, the above referenced account has had beneficial ownership of at least $2000 in market value of the voting securities of ExxonMobile Corporation, and that such beneficial ownership has existed for one or more years in accordance with Rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact me directly at 212-314-3055.

Sincerely,

Page Pennell
VP, Senior Compliance Officer

SHAREHOLDER PROPOSAL

DEC 12 2007

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

AXA ADVISORS
1290 Avenue of the Americas, New York, NY 10104
www.AXAonline.com

KATHI ARNOW
18 Harris Road
Katonah, NY 10536
(914) 232 8035

BY FAX AND FEDERAL EXPRESS
Tel: 972-444 1792
Fax: 972-444-1505

December 12, 2007

Mr. Rex W. Tillerson, Chairman of the Board
Mr. Henry H. Hubble, Corporate Secretary
(henry.h.hubble@exxonmobil.com)
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I have continuously owned more than $2,000 worth of shares of ExxonMobil Corporation common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. Verification of this ownership will be forthcoming.

I hereby file the enclosed shareowner resolution requesting the Board to adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2009, for inclusion in the proxy statement for the next annual meeting of the shareowners of the ExxonMobil Corporation. I am filing this as an individual investor and sending it by facsimile with a paper copy to follow. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the next annual meeting. The resolution will be presented in accordance with the SEC rules by me or by my proxy.

We hope that the time between now and the annual meeting might result in a dialogue between co-filers and us that could result in the withdrawal of the enclosed resolution

I look forward to ExxonMobil's acknowledgement and response.

Very truly yours,

Kathi Arnow

cc: Steve Viederman

SHAREHOLDER PROPOSAL

DEC 13 2007

NO. OF SHARES __________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

KATHI ARNOW
18 Harris Road
Katonah, NY 10536
(914) 232 8035

BY FAX AND FEDERAL EXPRESS
Tel:
Fax: *972-444-1505*

December 12, 2007

Mr. David G. Henry
Section Head, Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning "Renewable Energy Policy" which I have co-filed for the 2008 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Stephen Viederman as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Very truly yours,

Kathi Arnow

Kathi Arnow

cc: Stephen Viederman
s.viederman@mac.com

EXXONMOBIL
RENEWABLE ENERGY POLICY

There is remarkable, near universal consensus among scientists regarding the need for aggressive action on climate change, supported by an overwhelming non-partisan cross section of 84 percent of Americans (Opinion Research Corporation, 11/07), as well as a fast growing number of corporations in all sectors of the global economy.

We share the view of the World Energy Council and the International Energy Agency that carbon-based energy sources must be significantly reduced, while undertaking a new focus on aggressively expanding renewable sources.

ExxonMobil Chair Rex Tillerson acknowledges "it is increasingly clear that climate change poses risks to society and ecosystems that are serious enough to warrant action—by individuals, by businesses, and by governments."

Energy efficiency and the advance of current proven emission-reducing technologies are necessary but not sufficient to significantly reduce climate impacts.

ExxonMobil "believes technology is an essential component of any long-term plan to address climate change risks," but has done little with regard to renewable technologies. This contrasts with the activities of ExxonMobil's competitors: BP, Royal Dutch Shell, and Chevron.

ExxonMobil's 2007 *Outlook for Energy: A View to 2030* projects renewables growing at 9 percent annually, oil and gas remaining indispensable to meet energy demand, and energy-related CO2 emissions increasing to an annual level of 37 billion tons compared to 27 billion tons in 2005.

Mr. Tillerson recognizes "The energy challenges faced by the world are undeniable." ExxonMobil describes itself as "Taking on the world's toughest energy challenges." However, ExxonMobil's failing to enunciate a renewables' policy reflects the thinking of a traditional oil and gas company, not a farseeing energy company.

The urgency reflected in Mr. Tillerson's statements are not reflected in ExxonMobil's policies and actions regarding renewables.

The World Energy Council makes clear "it is a myth that the task of meeting the world's energy needs while addressing climate change is simply too expensive and too daunting."

Breakthroughs in renewables will be made in the years ahead by companies in the forefront of renewables research and development. Responding to increasing demand throughout the world—China has targeted 20% of its energy to come from renewables by 2020—will give corporate leaders a competitive advantage. While renewables now occupy a small market share, the availability of new and better renewable technologies will not only fill the growing demand, but also create new demand.

ExxonMobil's research and development capabilities are uniquely positioned to meet the renewable energy challenge and bring it to scale creating competitive advantage for our company.

Significant research and development on "game-changing technologies for the long-term" (Tillerson, 11/12/07) is needed now that will meet both energy demand, and social and environmental goals, criteria proposed by the World Energy Council.

As long–term investors looking to and beyond 2030, ExxonMobil's *Energy Outlook's* timeframe, we believe a farseeing renewable energy policy will create advantage for our company.

We, therefore, ask your support for this resolution:

RESOLVED: That ExxonMobil's Board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2009.

Text: 499 words

Stephen Viederman
212 639 9497
917 751 4461 mobile
s.viederman@mac.com
12/11/07 1:53 PM

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2007

VIA UPS – OVERNIGHT DELIVERY

Ms. Kathi Arnow
18 Harris Road
Katonah, NY 10536

Dear Ms. Arnow:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Mr. Stephen Viederman concerning a renewable energy policy in connection with ExxonMobil's 2008 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker whose name appears on the Depository Trust and Clearing Corporation's listing of ExxonMobil nominee shareholders) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 12, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 12, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

We also acknowledge that you have designated Mr. Stephen Viederman as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Mr. Stephen Viederman

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12/18/07 01:52 PM

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***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

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Important Delivery Information

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Shipment Detail

Ship To:
Ms. Kathi Arnow
Ms. Kathi Arnow
18 Harris Road
KATONAH
NY
105362202
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0197794450
Reference Number 1:	0137/6401

STATE STREET.

Arnow, Energy

Wealth Manager Services
Crown Colony Office Park
1200 Crown Colony Drive
Quincy, MA 02169-0938

December 18, 2007

Re: Kathi Arnow – [redacted]

To Whom It May Concern:

State Street Corporation acts as custodian for Capital Guardian Trust.

We are writing to verify that Kathi Arnow, a client of Capital Guardian Trust, currently owns 100 shares of ExxonMobil. We confirm that Kathi Arnow has beneficial ownership of at least $2,000 in market value of the voting securities of ExxonMobil and that such beneficial ownership has existed continuously for one or more years.

Should you require further information, please contact either Celia Berks or Keith Rook in the Weiler Arnow Family office direct, at the following address:

Weiler Arnow Mgt. Co., Inc.
1114 Avenue of the Americas, Suite 3400
New York, NY 10036
Tel: (212) 859 9700

Very truly yours,

Judi Ranson
Vice President
State Street Wealth Manager Services

WEILER ARNOW
MGT. CO., INC.

1114 Avenue of the Americas, New York, N.Y. 10036-7703
(212) 869-9700 · Fax (212) 921-4967

BY FAX AND FEDERAL EXPRESS
Tel: 972-444 1792
Fax: 972-444-1505

December 12, 2007

Mr. Rex W. Tillerson, Chairman of the Board
Mr. Henry H. Hubble, Corporate Secretary
(henry.h.hubble@exxonmobil.com)
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

We have continuously owned more than $2,000 worth of shares of ExxonMobil Corporation common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. Verification of this ownership will be forthcoming.

We hereby file the enclosed shareowner resolution requesting the Board to adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2009, for inclusion in the proxy statement for the next annual meeting of the shareowners of the ExxonMobil Corporation. I am filing this as an individual investor and sending it by facsimile with a paper copy to follow. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the next annual meeting. The resolution will be presented in accordance with the SEC rules by me or by my proxy.

We hope that the time between now and the annual meeting might result in a dialogue between co-filers and us that could result in the withdrawal of the enclosed resolution

I look forward to ExxonMobil's acknowledgement and response.

Very truly yours,
Robert H. Arnow and Joan W. Arnow

Robert H. Arnow

cc: Steve Viederman

SHAREHOLDER PROPOSAL

DEC 13 2007

NO. OF SHARES__________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

WEILER ARNOW
MGT. CO., INC.

1114 Avenue of the Americas, New York, N.Y. 10036-7703
(212) 869-9700 · Fax (212) 921-4967

BY FAX AND FEDERAL EXPRESS
Tel:
Fax: 972-444-1505

December 12, 2007

Mr. David G. Henry
Section Head, Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning "Renewable Energy Policy" which I have co-filed for the 2008 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Stephen Viederman as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Very truly yours,
Robert H. Arnow and Joan W. Arnow

Robert H. Arnow
krook@wamcoinc.net

cc: Stephen Viederman
s.viederman@mac.com

EXXONMOBIL
RENEWABLE ENERGY POLICY

There is remarkable, near universal consensus among scientists regarding the need for aggressive action on climate change, supported by an overwhelming non-partisan cross section of 84 percent of Americans (Opinion Research Corporation, 11/07), as well as a fast growing number of corporations in all sectors of the global economy.

We share the view of the World Energy Council and the International Energy Agency that carbon-based energy sources must be significantly reduced, while undertaking a new focus on aggressively expanding renewable sources.

ExxonMobil Chair Rex Tillerson acknowledges "it is increasingly clear that climate change poses risks to society and ecosystems that are serious enough to warrant action—by individuals, by businesses, and by governments."

Energy efficiency and the advance of current proven emission-reducing technologies are necessary but not sufficient to significantly reduce climate impacts.

ExxonMobil "believes technology is an essential component of any long-term plan to address climate change risks," but has done little with regard to renewable technologies. This contrasts with the activities of ExxonMobil's competitors: BP, Royal Dutch Shell, and Chevron.

ExxonMobil's 2007 *Outlook for Energy: A View to 2030* projects renewables growing at 9 percent annually, oil and gas remaining indispensable to meet energy demand, and energy-related CO2 emissions increasing to an annual level of 37 billion tons compared to 27 billion tons in 2005.

Mr. Tillerson recognizes "The energy challenges faced by the world are undeniable." ExxonMobil describes itself as "Taking on the world's toughest energy challenges." However, ExxonMobil's failing to enunciate a renewables' policy reflects the thinking of a traditional oil and gas company, not a farseeing energy company.

The urgency reflected in Mr. Tillerson's statements are not reflected in ExxonMobil's policies and actions regarding renewables.

The World Energy Council makes clear "it is a myth that the task of meeting the world's energy needs while addressing climate change is simply too expensive and too daunting."

Breakthroughs in renewables will be made in the years ahead by companies in the forefront of renewables research and development. Responding to increasing demand throughout the world—China has targeted 20% of its energy to come from renewables by 2020—will give corporate leaders a competitive advantage. While renewables now occupy a small market share, the availability of new and better renewable technologies will not only fill the growing demand, but also create new demand.

ExxonMobil's research and development capabilities are uniquely positioned to meet the renewable energy challenge and bring it to scale creating competitive advantage for our company.

Significant research and development on "game-changing technologies for the long-term" (Tillerson, 11/12/07) is needed now that will meet both energy demand, and social and environmental goals, criteria proposed by the World Energy Council.

As long–term investors looking to and beyond 2030, ExxonMobil's *Energy Outlook's* timeframe, we believe a farseeing renewable energy policy will create advantage for our company.

We, therefore, ask your support for this resolution:

RESOLVED: That ExxonMobil's Board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2009.

Text: 499 words

Stephen Viederman
212 639 9497
917 751 4461 mobile
s.viederman@mac.com
12/11/07 1:53 PM

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2007

VIA UPS – OVERNIGHT DELIVERY

Mr. Robert H. Arnow
Weiler Arnow Mgt. Co., Inc.
1114 Avenue of the Americas
New York, NY 10036-7703

Dear Mr. Arnow:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Mr. Stephen Viederman concerning a renewable energy policy in connection with ExxonMobil's 2008 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker whose name appears on the Depository Trust and Clearing Corporation's listing of ExxonMobil nominee shareholders) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 12, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 12, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

"QuantumView" <QuantumViewNotify@ups.com>

12/19/07 10:26 AM

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Subject UPS Delivery Notification, Tracking Number 1Z75105X0199987775

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 19-December-2007 / 10:16 AM
Delivery Location: OFFICE
Signed by: GRANT

Shipment Detail

Ship To:
Robert H. Arnow
Weiler Arnow Mgt. Co., Inc.
1114 Avenue of the Americas
NEW YORK
NY
100367703
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0199987775
Reference Number 1:	0137/6401

STATE STREET.

Wealth Manager Services
Crown Colony Office Park
1200 Crown Colony Drive
Quincy, MA 02169-0938

December 18, 2007

Re: Robert and Joan Arnow –)

To Whom It May Concern:

State Street Corporation acts as custodian for Capital Guardian Trust.

We are writing to verify that Robert & Joan Arnow, a client of Capital Guardian Trust, currently own 487 shares of ExxonMobil. We confirm that Robert & Joan Arnow have beneficial ownership of at least $2,000 in market value of the voting securities of ExxonMobil and that such beneficial ownership has existed continuously for one or more years.

Should you require further information, please contact either Celia Berks or Keith Rook in the Weiler Arnow Family office direct, at the following address:

Weiler Arnow Mgt. Co., Inc.
1114 Avenue of the Americas, Suite 3400
New York, NY 10036
Tel: (212) 859 9700

Very truly yours,

Judi Ranson
Vice President
State Street Wealth Manager Services

UUSC

Unitarian Universalist Service Committee

Protecting human rights worldwide for over 65 years

December 4, 2007

Mr. Henry Hubble
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Hubble:

The Unitarian Universalist Service Committee (UUSC) is the beneficial owner of 76 shares of Exxon Mobil Corporation stock. We have owned over $2,000 worth for more than a year. Further, it is our intent to hold greater than $2,000 in market value through the next annual meeting of Exxon Mobil Corporation. Our custodian will gladly provide certification of our ownership if requested by you.

The resolution is submitted for consideration and action by the stockholders at the next annual meeting and for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We are co-filing this resolution with Steve Viederman as the primary filer. We will be represented in person or by proxy at the annual meeting. If there are differences between this resolution and that of the primary filer, we accept the resolution of the primary filer.

For almost 70 years, UUSC has advanced human rights and social justice in the United States and internationally. In order to pursue these goals, we partner with a number of grassroots organizations around the world. Representatives of these partners tell us of the great need for global corporations to adopt and implement company-wide policies and practices which protect human rights and the just treatment of employees, and which also sustain the environment.

SHAREHOLDER PROPOSAL

DEC 11 2007

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Unitarian Universalist Service Committee
689 Massachusetts Avenue
Cambridge, MA 02139-3302
Phone: 617-868-6600

We believe that companies with a commitment to customers, employees, communities, and the environment will prosper in the long-term. The public appreciates companies that are doing all that they can to respect the environment in their global operations.

Please feel free to call if you have any questions about this filing letter and resolution. We would appreciate your copying us on correspondence related to this matter.

Sincerely,

Charlie Clements

Charlie Clements
President and CEO

Enclosure: Resolution

Unitarian Universalist Service Committee
689 Massachusetts Avenue
Cambridge, MA 02139-3302
Phone: 617-868-6600

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning "Reduce Greenhouse Gas Emissions" which I have co-filed for the 2008 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Sister Patricia A. Daly, OP as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Charlie Clements

[Co-filer's name]

Charlie Clements
President and CEO
Unitarian Universalist Service Committee

EXXONMOBIL
RENEWABLE ENERGY POLICY

There is remarkable, near universal consensus among scientists regarding the need for aggressive action on climate change, supported by an overwhelming non-partisan cross section of 84 percent of Americans (Opinion Research Corporation, 11/07), as well as a fast growing number of corporations in all sectors of the global economy.

We share the view of the World Energy Council and the International Energy Agency that carbon-based energy sources must be significantly reduced, while undertaking a new focus on aggressively expanding renewable sources.

ExxonMobil Chair Rex Tillerson acknowledges "it is increasingly clear that climate change poses risks to society and ecosystems that are serious enough to warrant action—by individuals, by businesses, and by governments."

Energy efficiency and the advance of current proven emission-reducing technologies are necessary but not sufficient to significantly reduce climate impacts.

ExxonMobil "believes technology is an essential component of any long-term plan to address climate change risks," but has done little with regard to renewable technologies. This contrasts with the activities of ExxonMobil's competitors: BP, Royal Dutch Shell, and Chevron.

ExxonMobil's 2007 *Outlook for Energy: A View to 2030* project renewables growing at 9 percent annually, oil and gas remaining indispensable to meet energy demand and energy-related CO_2 emissions increasing to an annual level of 37 billion tons compared to 27 billion tons in 2005.

Mr. Tillerson recognizes "The energy challenges faced by the world are undeniable." ExxonMobil describes itself as "Taking on the world's toughest energy challenges." However, ExxonMobil's failing to enunciate a renewables policy reflects the thinking of a traditional oil and gas company, not a farseeing energy company.

The urgency reflected in Mr. Tillerson's statements are not reflected in ExxonMobil's policies and actions regarding renewables.

The World Energy Council makes clear "it is a myth that the task of meeting the world's energy needs while addressing climate change is simply too expensive and too daunting."

Breakthroughs in renewables will be made in the years ahead by companies in the forefront of renewables research and development. Responding to increasing demand throughout the world—China has targeted 20% of its energy to come from renewables by 2020—will give corporate leaders a competitive advantage. While renewables now occupy a small market share, the availability of new and better renewable technologies will not only fill the growing demand, but also create new demand.

ExxonMobil's research and development capabilities are uniquely positioned to meet the renewable energy challenge and bring it to scale creating competitive advantage for our company.

Significant research and development on "game-changing technologies for the long-term" (Tillerson, 11/12/07) is needed now that will meet both energy demand, and social and environmental goals, criteria proposed by the World Energy Council.

As long–term investors looking to and beyond 2030, ExxonMobil's *Energy Outlook's* timeframe, we believe a farseeing renewable energy policy will create advantage for our company.

We, therefore, ask your support for this resolution:

RESOLVED: That ExxonMobil's Board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2009.

Boston Trust & Investment
Management Company

December 4, 2007

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Unitarian Universalist Service Committee** through its Walden Asset Management division. We are writing to verify that **Unitarian Universalist Service Committee** currently owns **76** shares of **Exxon Mobil Corporation** (Cusip # **30231G102**). We confirm that **Unitarian Universalist Service Committee** has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **Exxon Mobil Corporation.**

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617 726 7250 fax 617 227 2690

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 11, 2007

VIA UPS – OVERNIGHT DELIVERY

Mr. Charlie Clements
President and CEO
Unitarian Universalist Service Committee
689 Massachusetts Avenue
Cambridge, MA 02139-3302

Dear Mr. Clements:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Unitarian Universalist Service Committee the proposal previously submitted by Mr. Stephen Viederman concerning a renewable energy policy in connection with ExxonMobil's 2008 annual meeting of shareholders. By copy of a letter from Boston Trust & Investment Management Company, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal. The form included with your letter reference a different proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Mr. Stephen Viederman

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

We also acknowledge that you have designated Mr. Stephen Viederman as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Mr. Stephen Viederman

"QuantumView" <QuantumViewNotify@ ups.com>

12/12/07 10:08 AM

Please respond to auto-notify@ups.com

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Subject UPS Delivery Notification, Tracking Number 1Z75105X0195017598

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 12-December-2007 / 10:19 AM
Delivery Location: RECEIVER
Signed by: AISHA

Shipment Detail

Ship To:
Mr. Charlie Clements
Unitarian Universalist
689 Massachusetts Avenue
CAMBRIDGE
MA
021393302
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0195017598
Reference Number 1:	0137/6401

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of Burlingame

December 7, 2007

Mr. Rex W. Tillerson, Chairman of the Board
Mr. Henry H. Hubble, Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

We, the Sisters of Mercy of the Americas, as owners of 29 shares of Exxon Mobil stock, hereby co-file the enclosed resolution asking the Exxon Mobil Corporation to develop a policy that addresses the need for renewable energy resources. This is done in conjunction with the resolution filed by Mr. Stephen Viederman. We feel the policy should include a commitment to research, development and sourcing. We co-file this resolution in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934, and ask that it be included in the proxy statement sent to shareholders and that it be voted on at the next annual meeting. We have owned the stock for more than a year and will hold it until the annual meeting.

We are concerned for future of our planet and its variety of living things. We believe that climate change is a great threat and that now is the time to act.

ExxonMobil has a responsibility to and for safeguarding both the planet and the profitability of the Company. The need for change is imminent and it will serve the company to be a leader in the emerging provision and use of energy sources.

Mr. Viederman is the lead filer and contact for this resolution. He can be reached at 135 East 83rd Street, 15A, New York, NY 10028 (212) 639 9496.
s.viederman@mac.com

Sincerely,

Sabina Gotuaco

Sabina Gotuaco
Sisters of Mercy of the Americas
CFO/Treasurer

SHAREHOLDER PROPOSAL

DEC 11 2007

NO. OF SHARES______
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Cc Steven Viederman
Leslie Lowe, ICCR
Marie Gaillac, JOLT

Administration
2300 Adeline Drive
Burlingame, CA 94010-5599
(650) 340-7410
Fax (650) 347-2550
www.mercyburl.org

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of Burlingame

December 7, 2007

Mr. Rex W. Tillerson, Chairman of the Board
Mr. Henry H. Hubble, Corporate Secretary (henry.h.hubble@exxonmobil.com)
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

We designate Stephen Viederman as the lead filer to act on our behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf. In addition, we authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Mr. Viederman can be reached at 135 East 83rd Street, 15A, New York, NY 10028 (212) 639 9496. s.viederman@mac.com

Sincerely,

Sabina Gotuaco

Sabina Gotuaco
Sisters of Mercy of the Americas
CFO/Treasurer

Administration
2300 Adeline Drive
Burlingame, CA 94010-5599
(650) 340-7410
Fax (650) 347-2550
www.mercyburl.org

EXXONMOBIL
RENEWABLE ENERGY POLICY

There is remarkable, near universal consensus among scientists regarding the need for aggressive action on climate change, supported by an overwhelming non-partisan cross section of 84 percent of Americans (Opinion Research Corporation, 11/07), as well as a fast growing number of corporations in all sectors of the global economy.

We share the view of the World Energy Council and the International Energy Agency that carbon-based energy sources must be significantly reduced, while undertaking a new focus on aggressively expanding renewable sources.

ExxonMobil Chair Rex Tillerson acknowledges "it is increasingly clear that climate change poses risks to society and ecosystems that are serious enough to warrant action—by individuals, by businesses, and by governments."

Energy efficiency and the advance of current proven emission-reducing technologies are necessary but not sufficient to significantly reduce climate impacts.

ExxonMobil "believes technology is an essential component of any long-term plan to address climate change risks," but has done little with regard to renewable technologies. This contrasts with the activities of ExxonMobil's competitors: BP, Royal Dutch Shell, and Chevron.

ExxonMobil's 2007 *Outlook for Energy: A View to 2030* projects renewables growing at 9 percent annually, oil and gas remaining indispensable to meet energy demand, and energy-related CO_2 emissions increasing to an annual level of 37 billion tons compared to 27 billion tons in 2005.

Mr. Tillerson recognizes "The energy challenges faced by the world are undeniable." ExxonMobil describes itself as "Taking on the world's toughest energy challenges." However, ExxonMobil's failing to enunciate a renewables' policy reflects the thinking of a traditional oil and gas company, not a farseeing energy company.

The urgency reflected in Mr. Tillerson's statements are not reflected in ExxonMobil's policies and actions regarding renewables.

The World Energy Council makes clear "it is a myth that the task of meeting the world's energy needs while addressing climate change is simply too expensive and too daunting."

Breakthroughs in renewables will be made in the years ahead by companies in the forefront of renewables research and development. Responding to increasing demand throughout the world—China has targeted 20% of its energy to come from renewables by 2020—will give corporate leaders a competitive advantage. While renewables now occupy a small market share, the availability of new and better renewable technologies will not only fill the growing demand, but also create new demand.

ExxonMobil's research and development capabilities are uniquely positioned to meet the renewable energy challenge and bring it to scale creating competitive advantage for our company.

Significant research and development on "game-changing technologies for the long-term" (Tillerson, 11/12/07) is needed now that will meet both energy demand, and social and environmental goals, criteria proposed by the World Energy Council.

As long–term investors looking to and beyond 2030, ExxonMobil's *Energy Outlook's* timeframe, we believe a farseeing renewable energy policy will create advantage for our company.

We, therefore, ask your support for this resolution:

RESOLVED: That ExxonMobil's Board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2009.

UBS

UBS Financial Services Inc.
2800 Sand Hill Road
Suite 100
Menlo Park, CA 94025-7079
Tel. 650-233-7000
Fax 650-233-7060 Ext. 7061
Toll Free 800-544-6611

www.ubs.com

December 7, 2007

To Whom This May Concern:

UBS Financial Services is the custodian for the Sisters of Mercy of the Americas, Burlingame CA community. Please accept this letter as confirmation that the Sisters own 29 shares of Exxon Mobil Corp. and have been in possession of these shares for over 12 months.

Please contact me if you require any further information.

Sincerely,

Marge Musselman
Sr. Registered Client Service Associate

:mm

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2007

VIA UPS – OVERNIGHT DELIVERY

Ms. Sabina Gotuaco
Sisters of Mercy of the Americas
2300 Adeline Drive
Burlingame, CA 94010-5599

Dear Ms. Gotuaco:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Mercy of the Americas the proposal previously submitted by Mr. Stephen Viederman concerning a renewable energy policy in connection with ExxonMobil's 2008 annual meeting of shareholders. By copy of a letter from UBS Financial Services, Inc., share ownership has been verified.

We also acknowledge that you have designated Mr. Stephen Viederman as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David G. Henry
Section Head, Shareholder Relations

c: Mr. Stephen Viederman

"QuantumView" <QuantumViewNotify@ups.com>

12/19/07 02:30 PM

Please respond to auto-notify@ups.com

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Subject UPS Delivery Notification, Tracking Number 1Z75105X0198628600

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 19-December-2007 / 9:55 AM
Delivery Location: OFFICE
Signed by: SIMONETTI

Shipment Detail

Ship To:
Ms. Sabina Gotuaco
Sisters of Mercy of the Americas
2300 Adeline Drive
BURLINGAME
CA
940105540
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0198628600
Reference Number 1:	0137/6401

This e-mail was automatically generated by UPS e-mail services at the shipper's request. Any reply to this e-mail will not be received by UPS or the shipper. Please contact the shipper directly if you have

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600 (212) 649-5600

December 10, 2007

Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Jennifer R. Nolan, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2008 annual meeting. Proof of ownership will be submitted to you under separate cover.

Therefore, please find the enclosed shareholder resolution concerning Renewable Energy Policy. I am co-filing this resolution for the 2008 ExxonMobil Corporation Annual Meeting of Shareholders. This is being done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Mr. Stephen Viederman as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. If ExxonMobil would like to discuss the substance of this proposal, please contact Stephen Viederman at 212-639-9497, 917-751-4461 (mobile), or by email at: s.viederman@mac.com.

Very truly yours,

Jennifer R. Nolan

cc: Mr. David G. Henry, ExxonMobil Corporation
Mr. Stephen Viederman

Jennifer R. Nolan
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002
212-649-1769; jhaboucha@rockco.com

SHAREHOLDER PROPOSAL

DEC 13 2007

NO. OF SHARES____________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

EXXONMOBIL
RENEWABLE ENERGY POLICY

There is remarkable, near universal consensus among scientists regarding the need for aggressive action on climate change, supported by an overwhelming non-partisan cross section of 84 percent of Americans (Opinion Research Corporation, 11/07), as well as a fast growing number of corporations in all sectors of the global economy.

We share the view of the World Energy Council and the International Energy Agency that carbon-based energy sources must be significantly reduced, while undertaking a new focus on aggressively expanding renewable sources.

ExxonMobil Chair Rex Tillerson acknowledges "it is increasingly clear that climate change poses risks to society and ecosystems that are serious enough to warrant action—by individuals, by businesses, and by governments."

Energy efficiency and the advance of current proven emission-reducing technologies are necessary but not sufficient to significantly reduce climate impacts.

ExxonMobil "believes technology is an essential component of any long-term plan to address climate change risks," but has done little with regard to renewable technologies. This contrasts with the activities of ExxonMobil's competitors: BP, Royal Dutch Shell, and Chevron.

ExxonMobil's 2007 *Outlook for Energy: A View to 2030* projects renewables growing at 9 percent annually, oil and gas remaining indispensable to meet energy demand, and energy-related CO_2 emissions increasing to an annual level of 37 billion tons compared to 27 billion tons in 2005.

As long–term investors looking to and beyond 2030, ExxonMobil's *Energy Outlook's* timeframe, we believe a farseeing renewable energy policy will create advantage for our company.

We, therefore, ask your support for this resolution:

RESOLVED: That ExxonMobil's Board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2009.

Text: 499 words

Stephen Viederman
212 639 9497
917 751 4461 mobile
s.viederman@mac.com
12/10/07 11:21 AM

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2007

VIA UPS – OVERNIGHT DELIVERY

Ms. Jennifer R. Nolan
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
New York, NY 10112-0002

Dear Ms. Thorn:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Mr. Stephen Viederman concerning a renewable energy policy in connection with ExxonMobil's 2008 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker whose name appears on the Depository Trust and Clearing Corporation's listing of ExxonMobil nominee shareholders) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 10, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 10, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

We also acknowledge that you have designated Mr. Stephen Viederman as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Mr. Stephen Viederman

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12/19/07 04:27 PM

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Subject UPS Delivery Notification, Tracking Number 1Z75105X0195082848

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 19-December-2007 / 4:16 PM
Delivery Location: GUARD
Signed by: HANKERSON

Shipment Detail

Ship To:
Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
NEW YORK
NY
101120085
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0195082848
Reference Number 1:	0137/6401

30 Rockefeller Plaza
New York, N.Y. 10112

Room 5600 (212) 649-5600

December 19, 2007

Mr. David G. Henry
Section Head, Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

In response to your letter of December 17, 2007, this letter will confirm my ownership of at least 355 shares of ExxonMobil common stock. These shares are held by JPMorganChase as my custodian. All of the shares have been held continuously for at least 12 months prior to and through December 10, 2007, the date of submission of my proposal, and the shares will continue to be held through the date of ExxonMobil's 2008 annual meeting.

I enclose a copy of my custodian's letter dated December 10th as proof of ownership in the above account for the requisite time period.

Sincerely,

Farha-Joyce Haboucha
for Jennifer Nolan

Jennifer Nolan

Jennifer Nolan
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002

SHAREHOLDER RELATIONS

DEC 26 2007

NO. OF SHARES
COMMENT:
ACTION:

December 10, 2007

Mr. David G. Henry
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Shareholder Resolution

Dear Mr. Henry,

The JPMorganChase bank is the custodian for Jennifer Nolan. As of December 10, 2007, Jennifer Nolan held 355 shares of ExxonMobil Corporation common stock (cusip 30231G102).

The above account has continuously owned at least 355 shares of ExxonMobil common stock for at least 12 months prior to and through December 10, 2007.

Very truly yours,

Linnea Messina

Linnea Messina

Ms. Gwendolen Noyes
175 Richdale Avenue, #101
Cambridge, MA 02140

December 4, 2007

Mr. Henry Hubble
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Hubble:

I own 1,056 shares of Exxon Mobil Corporation stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that our companies are doing all that they can to be more transparent.

Therefore, we are submitting the enclosed shareholder proposal as a co-sponsor with Steven Viederman for inclusion in the 2008 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Exxon Mobil Corporation shares.

We have been a shareholder for more than one year and will provide verification of ownership position upon request. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We consider Steven Viederman as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and to Timothy Smith at Walden. We look forward to your response.

Sincerely,

Gwen Noyes
Gwendolen Noyes

Encl. Resolution Text

SHAREHOLDER PROPOSAL

DEC 07 2007

NO. OF SHARES__________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

VIA FACSIMILE: 972-444-1505

and USPS

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a renewable energy policy, which I have co-filed for the 2008 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Mr. Stephen Viederman as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Gwendolen Noyes

Ms. Gwendolen Noyes

Boston Trust & Investment
Management Company

December 4, 2007

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Gwendolen Noyes** through its Walden Asset Management division. We are writing to verify that **Gwendolen Noyes** currently owns **1,056** shares of **Exxon Mobil Corporation** (Cusip # **30231G102**). We confirm that **Gwendolen Noyes** has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **Exxon Mobil Corporation.**

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617 726.7250 fax 617 227 2690

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 11, 2007

VIA UPS – OVERNIGHT DELIVERY

Ms. Gwendolen Noyes
175 Richdale Avenue, #101
Cambridge, MA 02140

Dear Ms. Noyes:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Mr. Stephen Viederman concerning a renewable energy policy in connection with ExxonMobil's 2008 annual meeting of shareholders. By copy of a letter from Boston Trust & Investment Management Company, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal. The form that was included with your letter referenced a different proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Mr. Timothy Smith
Mr. Stephen Viederman

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12/12/07 08:52 AM

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Subject UPS Delivery Notification, Tracking Number 1Z75105X0195842008

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 12-December-2007 / 9:06 AM
Driver Release Location: FRONT DOOR

Shipment Detail

Ship To:
Ms. Gwendolen Noyes
Ms. Gwendolen Noyes
175 Richdale Avenue, #101
CAMBRIDGE
MA
021403353
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0195842008
Reference Number 1:	0137/6401

Mr. Thomas A. Noyes
6524 Kalama Road
Kapaa, Kuai, HI 96746

December 4, 2007

Mr. Henry Hubble
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Hubble:

My wife Patricia and I own 6,400 shares of Exxon Mobil Corporation stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that our companies are doing all that they can to be more transparent.

Therefore, we are submitting the enclosed shareholder proposal as a co-sponsor with Steven Viederman for inclusion in the 2008 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Exxon Mobil Corporation shares.

We have been a shareholder for more than one year and will provide verification of ownership position upon request. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We consider Steven Viederman as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and to Timothy Smith at Walden. We look forward to your response.

Sincerely,

Thomas Noyes

Thomas Noyes

Encl. Resolution Text

SHAREHOLDER PROPOSAL

DEC 07 2007

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning "Reduce Greenhouse Gas Emissions" which I have co-filed for the 2008 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Sister Patricia A. Daly, OP as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Thomas Noyes
[Co-filer's name]

Thomas Noyes

Boston Trust & Investment
Management Company

December 4, 2007

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Thomas Noyes** through its Walden Asset Management division. We are writing to verify that **Thomas Noyes** currently owns **6,400** shares of **Exxon Mobil Corporation** (Cusip # **30231G102**). We confirm that **Thomas Noyes** has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **Exxon Mobil Corporation.**

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617 726 7250 fax 617 227 2690

EXXONMOBIL
RENEWABLE ENERGY POLICY

There is remarkable, near universal consensus among scientists regarding the need for aggressive action on climate change, supported by an overwhelming non-partisan cross section of 84 percent of Americans (Opinion Research Corporation, 11/07), as well as a fast growing number of corporations in all sectors of the global economy.

We share the view of the World Energy Council and the International Energy Agency that carbon-based energy sources must be significantly reduced, while undertaking a new focus on aggressively expanding renewable sources.

ExxonMobil Chair Rex Tillerson acknowledges "it is increasingly clear that climate change poses risks to society and ecosystems that are serious enough to warrant action—by individuals, by businesses, and by governments."

Energy efficiency and the advance of current proven emission-reducing technologies are necessary but not sufficient to significantly reduce climate impacts.

ExxonMobil "believes technology is an essential component of any long-term plan to address climate change risks," but has done little with regard to renewable technologies. This contrasts with the activities of ExxonMobil's competitors: BP, Royal Dutch Shell, and Chevron.

ExxonMobil's 2007 *Outlook for Energy: A View to 2030* project renewables growing at 9 percent annually, oil and gas remaining indispensable to meet energy demand and energy-related CO2 emissions increasing to an annual level of 37 billion tons compared to 27 billion tons in 2005.

Mr. Tillerson recognizes "The energy challenges faced by the world are undeniable." ExxonMobil describes itself as "Taking on the world's toughest energy challenges." However, ExxonMobil's failing to enunciate a renewables policy reflects the thinking of a traditional oil and gas company, not a farseeing energy company.

The urgency reflected in Mr. Tillerson's statements are not reflected in ExxonMobil's policies and actions regarding renewables.

The World Energy Council makes clear "it is a myth that the task of meeting the world's energy needs while addressing climate change is simply too expensive and too daunting."

Breakthroughs in renewables will be made in the years ahead by companies in the forefront of renewables research and development. Responding to increasing demand throughout the world—China has targeted 20% of its energy to come from renewables by 2020—will give corporate leaders a competitive advantage. While renewables now occupy a small market share, the availability of new and better renewable technologies will not only fill the growing demand, but also create new demand.

ExxonMobil's research and development capabilities are uniquely positioned to meet the renewable energy challenge and bring it to scale creating competitive advantage for our company.

Significant research and development on "game-changing technologies for the long-term" (Tillerson, 11/12/07) is needed now that will meet both energy demand, and social and environmental goals, criteria proposed by the World Energy Council.

As long–term investors looking to and beyond 2030, ExxonMobil's *Energy Outlook's* timeframe, we believe a farseeing renewable energy policy will create advantage for our company.

We, therefore, ask your support for this resolution:

RESOLVED: That ExxonMobil's Board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2009.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 11, 2007

VIA UPS – OVERNIGHT DELIVERY

Mr. Thomas Noyes
6524 Kalama Road
Kapaa, Kuai, HI 96746

Dear Mr. Noyes:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Mr. Stephen Viederman concerning a renewable energy policy in connection with ExxonMobil's 2008 annual meeting of shareholders. By copy of a letter from Boston Trust & Investment Management Company, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal. The form that was included with your letter referenced a different proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Mr. Timothy Smith
Mr. Stephen Viederman

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ups.com>

12/13/07 09:29 PM
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auto-notify@ups.com

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bcc
Subject UPS Delivery Notification, Tracking Number 1Z75105X0192417787

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2007 / 4:55 PM
Driver Release Location: MET CUSTOMER WO

Shipment Detail

Ship To:
Mr. Thomas Noyes
Mr. Thomas Noyes
6524 Kalama Road
KAPAA
HI
967468635
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0192417787
Reference Number 1:	0137/6401

THE CHRISTOPHER REYNOLDS FOUNDATION, INC.
267 Fifth Avenue, Suite 1001
New York, NY 10016
Telephone (212) 532-1606 Fax (212) 532-1403
E-Mail: CRFNY@aol.com
Website: www.creynolds.org

RECEIVED
DEC 10 2007
H. H. HUBBLE

December 4, 2007

Mr. Henry H. Hubble
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

The Christopher Reynolds Foundation, a private grant-making foundation holds at least 13,587 shares of Exxon Mobil Corporation and believes, as we know you do, that good governance is essential for building shareholder value. We also believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Research is proliferating that indicates companies taking steps to address the risks associated with global climate change will benefit from enhanced shareholder value.

We will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Therefore the attached proposal is submitted for inclusion in the 2008 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have been a shareholder for more than one year and have held over $2,000 worth of stock. A representative will attend the shareholder's meeting to move the resolution as required by the SEC Rules. We are filing this resolution as a co-filer with Steven Viederman as the primary filer. We are pleased to provide proof of ownership upon request. We expect a number of other investors will co-file this resolution with us.

We look forward to further discussion.

Sincerely,

Andrea Panaritis

AP/rfv

SHAREHOLDER PROPOSAL

DEC 10 2007

NO. OF SHARES ________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a renewable energy policy, which I have co-filed on behalf of The Christopher Reynolds Foundation for the 2008 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Mr. Stephen Viederman as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Andrea Panaritis

EXXONMOBIL
RENEWABLE ENERGY POLICY

There is remarkable, near universal consensus among scientists regarding the need for aggressive action on climate change, supported by an overwhelming non-partisan cross section of 84 percent of Americans (Opinion Research Corporation, 11/07), as well as a fast growing number of corporations in all sectors of the global economy.

We share the view of the World Energy Council and the International Energy Agency that carbon-based energy sources must be significantly reduced, while undertaking a new focus on aggressively expanding renewable sources.

ExxonMobil Chair Rex Tillerson acknowledges "it is increasingly clear that climate change poses risks to society and ecosystems that are serious enough to warrant action—by individuals, by businesses, and by governments."

Energy efficiency and the advance of current proven emission-reducing technologies are necessary but not sufficient to significantly reduce climate impacts.

ExxonMobil "believes technology is an essential component of any long-term plan to address climate change risks," but has done little with regard to renewable technologies. This contrasts with the activities of ExxonMobil's competitors: BP, Royal Dutch Shell, and Chevron.

ExxonMobil's 2007 *Outlook for Energy: A View to 2030* projects renewables growing at 9 percent annually, oil and gas remaining indispensable to meet energy demand, and energy-related CO2 emissions increasing to an annual level of 37 billion tons compared to 27 billion tons in 2005.

Mr. Tillerson recognizes "The energy challenges faced by the world are undeniable." ExxonMobil describes itself as "Taking on the world's toughest energy challenges." However, ExxonMobil's failing to enunciate a renewables' policy reflects the thinking of a traditional oil and gas company, not a farseeing energy company.

The urgency reflected in Mr. Tillerson's statements are not reflected in ExxonMobil's policies and actions regarding renewables.

The World Energy Council makes clear "it is a myth that the task of meeting the world's energy needs while addressing climate change is simply too expensive and too daunting."

Breakthroughs in renewables will be made in the years ahead by companies in the forefront of renewables research and development. Responding to increasing demand throughout the world—China has targeted 20% of its energy to come from renewables by 2020—will give corporate leaders a competitive advantage. While renewables now occupy a small market share, the availability of new and better renewable technologies will not only fill the growing demand, but also create new demand.

ExxonMobil's research and development capabilities are uniquely positioned to meet the renewable energy challenge and bring it to scale creating competitive advantage for our company.

Significant research and development on "game-changing technologies for the long-term" (Tillerson, 11/12/07) is needed now that will meet both energy demand, and social and environmental goals, criteria proposed by the World Energy Council.

As long–term investors looking to and beyond 2030, ExxonMobil's *Energy Outlook's* timeframe, we believe a farseeing renewable energy policy will create advantage for our company.

We, therefore, ask your support for this resolution:

RESOLVED: That ExxonMobil's Board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2009.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 11, 2007

VIA UPS – OVERNIGHT DELIVERY

Ms. Andrea Panaritis
The Christopher Reynolds Foundation, Inc.
267 Fifth Avenue, Suite 1001
New York, NY 10016

Dear Ms. Panaritis:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Christopher Reynolds Foundation ("co-filer") the proposal previously submitted by Mr. Stephen Viederman concerning a renewable energy policy in connection with ExxonMobil's 2008 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since the co-filer does not appear on our records as a registered shareholder, you must submit proof that the co-filer meets these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that the co-filer may own beneficially.

Note in particular that the co-filer's proof of ownership (1) must be provided by the holder of record; (2) must indicate that the co-filer owned the required amount of securities as of December 4, 2007, the date of submission of the proposal; (3) must state that the co-filer has continuously owned the securities for at least 12 months prior to December 4, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head, Shareholder Relations

Enclosures

c: Mr. Stephen Viederman

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December 12, 2007

Mr. David G. Henry
Exxon Mobil Corporation
Section Head, Shareholder Relations
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry,

Morgan Stanley acts as the custodian for the Christopher Reynolds Foundation.

We are writing to verify that as of this date the Christopher Reynolds Foundation currently owns 13,587 shares of Exxon Mobil Corporation common stock. We confirm that the Christopher Reynolds Foundation has beneficial ownership of at least $2000 in market value of the voting securities of the Exxon Mobil Corporation and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8 (a) (1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2000 in market value through the next annual meeting of Exxon Mobil Corporation.

Sincerely,

Susan Cook

Susan A. Cook
Financial Advisor

SHAREHOLDER RELATIONS

DEC 1 8 2007

NO. OF SHARES__________
COMMENT:__________
ACTION:__________

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600 (212) 649-5600

December 10, 2007

Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Abby A. Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2008 annual meeting. Proof of ownership will be submitted to you under separate cover.

Therefore, please find the enclosed shareholder resolution concerning Renewable Energy Policy. I am co-filing this resolution for the 2008 ExxonMobil Corporation Annual Meeting of Shareholders. This is being done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Mr. Stephen Viederman as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. If ExxonMobil would like to discuss the substance of this proposal, please contact Stephen Viederman at 212-639-9497, 917-751-4461 (mobile), or by email at: s.viederman@mac.com.

Very truly yours,

Abby A. Rockefeller

cc: Mr. David G. Henry, ExxonMobil Corporation
Mr. Stephen Viederman

Abby A. Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002
212-649-1769; jhaboucha@rockco.com

SHAREHOLDER PROPOSAL

DEC 12 2007

NO. OF SHARES ____________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

EXXONMOBIL
RENEWABLE ENERGY POLICY

There is remarkable, near universal consensus among scientists regarding the need for aggressive action on climate change, supported by an overwhelming non-partisan cross section of 84 percent of Americans (Opinion Research Corporation, 11/07), as well as a fast growing number of corporations in all sectors of the global economy.

We share the view of the World Energy Council and the International Energy Agency that carbon-based energy sources must be significantly reduced, while undertaking a new focus on aggressively expanding renewable sources.

ExxonMobil Chair Rex Tillerson acknowledges "it is increasingly clear that climate change poses risks to society and ecosystems that are serious enough to warrant action—by individuals, by businesses, and by governments."

Energy efficiency and the advance of current proven emission-reducing technologies are necessary but not sufficient to significantly reduce climate impacts.

ExxonMobil "believes technology is an essential component of any long-term plan to address climate change risks," but has done little with regard to renewable technologies. This contrasts with the activities of ExxonMobil's competitors: BP, Royal Dutch Shell, and Chevron.

ExxonMobil's 2007 *Outlook for Energy: A View to 2030* projects renewables growing at 9 percent annually, oil and gas remaining indispensable to meet energy demand, and energy-related CO2 emissions increasing to an annual level of 37 billion tons compared to 27 billion tons in 2005.

As long–term investors looking to and beyond 2030, ExxonMobil's *Energy Outlook's* timeframe, we believe a farseeing renewable energy policy will create advantage for our company.

We, therefore, ask your support for this resolution:

RESOLVED: That ExxonMobil's Board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2009.

Text: 499 words

Stephen Viederman
212 639 9497
917 751 4461 mobile
s.viederman@mac.com
12/10/07 4:37 PM

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2007

VIA UPS – OVERNIGHT DELIVERY

Ms. Abby Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
New York, NY 10112-0002

Dear Ms. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Mr. Stephen Viederman concerning a renewable energy policy in connection with ExxonMobil's 2008 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker whose name appears on the Depository Trust and Clearing Corporation's listing of ExxonMobil nominee shareholders) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 10, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 10, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

We also acknowledge that you have designated Mr. Stephen Viederman as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Mr. Stephen Viederman

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***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

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Important Delivery Information

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Shipment Detail

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Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
NEW YORK
NY
101120085
US

UPS Service:	NEXT DAY AIR
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30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 19, 2007

Mr. David G. Henry
Section Head, Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

In response to your letter of December 17, 2007, this letter will confirm my ownership of at least 12,024 shares of ExxonMobil common stock. These shares are held by JPMorganChase as my custodian. All of the shares have been held continuously for at least 12 months prior to and through December 10, 2007, the date of submission of my proposal, and the shares will continue to be held through the date of ExxonMobil's 2008 annual meeting.

I enclose a copy of my custodian's letter dated December 10th as proof of ownership in the above account for the requisite time period.

Sincerely,

Farha Joyce Haboucha for Abby Rockefeller.

Abby Rockefeller

Abby Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002

SHAREHOLDER RELATIONS

DEC 26 2007

NO. OF SHARES ____________
COMMENT: ____________
ACTION: ____________

JPMorgan
Private Bank

December 10, 2007

Mr. David G. Henry
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Shareholder Resolution

Dear Mr. Henry,

The JPMorganChase bank is the custodian for Abby Rockefeller. As of December 10, 2007, Abby Rockefeller held 12,024 shares of ExxonMobil Corporation common stock (cusip 30231G102).

The above account has continuously owned at least 12,024 shares of ExxonMobil common stock for at least 12 months prior to and through December 10, 2007.

Very truly yours,

Linnea Messina

Linnea Messina

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600 (212) 649-5600

December 10, 2007

Mr. Rex Tillerson
Chairman of the Board and CEO
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Laura Thorn, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2008 annual meeting. Proof of ownership will be submitted to you under separate cover.

Therefore, please find the enclosed shareholder resolution concerning Renewable Energy Policy. I am co-filing this resolution for the 2008 ExxonMobil Corporation Annual Meeting of Shareholders. This is being done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Mr. Stephen Viederman as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. If ExxonMobil would like to discuss the substance of this proposal, please contact Stephen Viederman at 212-639-9497, 917-751-4461 (mobile), or by email at: s.viederman@mac.com.

Very truly yours,

Laura Thorn

Laura Thorn

cc: Mr. David G. Henry, ExxonMobil Corporation
Mr. Stephen Viederman

Laura Thorn
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002
212-649-1769; jhaboucha@rockco.com

SHAREHOLDER PROPOSAL

DEC 12 2007

NO. OF SHARES ________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

EXXONMOBIL
RENEWABLE ENERGY POLICY

There is remarkable, near universal consensus among scientists regarding the need for aggressive action on climate change, supported by an overwhelming non-partisan cross section of 84 percent of Americans (Opinion Research Corporation, 11/07), as well as a fast growing number of corporations in all sectors of the global economy.

We share the view of the World Energy Council and the International Energy Agency that carbon-based energy sources must be significantly reduced, while undertaking a new focus on aggressively expanding renewable sources.

ExxonMobil Chair Rex Tillerson acknowledges "it is increasingly clear that climate change poses risks to society and ecosystems that are serious enough to warrant action—by individuals, by businesses, and by governments."

Energy efficiency and the advance of current proven emission-reducing technologies are necessary but not sufficient to significantly reduce climate impacts.

ExxonMobil "believes technology is an essential component of any long-term plan to address climate change risks," but has done little with regard to renewable technologies. This contrasts with the activities of ExxonMobil's competitors: BP, Royal Dutch Shell, and Chevron.

ExxonMobil's 2007 *Outlook for Energy: A View to 2030* projects renewables growing at 9 percent annually, oil and gas remaining indispensable to meet energy demand, and energy-related CO_2 emissions increasing to an annual level of 37 billion tons compared to 27 billion tons in 2005.

As long–term investors looking to and beyond 2030, ExxonMobil's *Energy Outlook's* timeframe, we believe a farseeing renewable energy policy will create advantage for our company.

We, therefore, ask your support for this resolution:

RESOLVED: That ExxonMobil's Board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2009.

Text: 499 words

Stephen Viederman
212 639 9497
917 751 4461 mobile
s.viederman@mac.com
12/7/07 5:50 PM

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2007

VIA UPS – OVERNIGHT DELIVERY

Ms Laura Thorn
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
New York, NY 10112-0002

Dear Ms. Thorn:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Mr. Stephen Viederman concerning a renewable energy policy in connection with ExxonMobil's 2008 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker whose name appears on the Depository Trust and Clearing Corporation's listing of ExxonMobil nominee shareholders) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 10, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 10, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

We also acknowledge that you have designated Mr. Stephen Viederman as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Mr. Stephen Viederman

"QuantumView"
<QuantumViewNotify@ups.com>

12/19/07 04:27 PM
Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com
cc
bcc
Subject UPS Delivery Notification, Tracking Number 1Z75105X0195082848

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 19-December-2007 / 4:16 PM
Delivery Location: GUARD
Signed by: HANKERSON

Shipment Detail

Ship To:
Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
NEW YORK
NY
101120085
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0195082848
Reference Number 1:	0137/6401

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 19, 2007

Mr. David G. Henry
Section Head, Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

In response to your letter of December 17, 2007, this letter will confirm my ownership of at least 181,119 shares of ExxonMobil common stock. These shares are held by JPMorganChase as my custodian. All of the shares have been held continuously for at least 12 months prior to and through December 10, 2007, the date of submission of my proposal, and the shares will continue to be held through the date of ExxonMobil's 2008 annual meeting.

I enclose a copy of my custodian's letter dated December 10th as proof of ownership in the above account for the requisite time period.

Sincerely,
Farha-Joyce Haboucha for Laura Thorn.

Laura Thorn

Laura Thorn
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002

SHAREHOLDER RELATIONS

DEC 26 2007

NO. OF SHARES__________
COMMENT:__________
ACTION:__________

JPMorgan
Private Bank

December 10, 2007

Mr. David G. Henry
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Shareholder Resolution

Dear Mr. Henry,

The JPMorganChase bank is the custodian for Laura Thorn. As of December 10, 2007, Laura Thorn held 181,119 shares of ExxonMobil Corporation common stock (cusip 30231G102).

The above account has continuously owned at least 181,119 shares of ExxonMobil common stock for at least 12 months prior to and through December 10, 2007.

Very truly yours,

Linnea Messina

JPMorgan Services, Inc. as agent for JPMorgan Chase Bank N.A. • 500 Stanton Christiana Road, Newark, DE 19713-2107

EXHIBIT B



Tomorrow's Energy

A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options

February 2006

ExxonMobil
Taking on the world's toughest energy challenges.℠

CONTENTS

Introduction: Energy for a Growing World

Energy is essential to our way of life, to economic progress and to raising and maintaining living standards. The pursuit of economic growth and a better quality of life in developing countries is driving global energy demand. New supplies of reliable, affordable energy are needed.

At the same time, concerns about future energy supply and climate change have heightened interest in energy supply options, energy prices and the effect of energy use on the environment.

We believe it is essential that industry plays an active role in the ongoing dialogue about the future of energy – one which is grounded in reality, focused on the long term and intent on finding viable solutions.

In this document, we explain our views on future energy trends, the risks of climate change, the prospects for promising new energy technologies and ExxonMobil's activities in these areas.

In particular, we highlight the important relationship between rising energy demand, economic progress and greenhouse gas emissions. As policymakers seek to ensure future energy supplies while addressing the risks associated with global climate change, it is critical that the economic and social consequences – in the developed and the developing world – are taken into account.

Equally critical is a recognition that huge investments will be needed to meet the world's growing energy needs. Energy is a massive business. Even as the largest non-government energy company, ExxonMobil produces just two percent of the energy the world consumes every day. Projects take years to develop, cost billions of dollars to bring on stream and operate for decades.

To be justified in making these large investments, companies need stable, consistent government policies to help projects remain robust over the long term.

In a world featuring both geopolitical and regulatory uncertainty, we believe ExxonMobil will be served well by continuing to focus on operational and technical excellence, prudent risk management and responsible business behavior. ExxonMobil stands ready to meet the many challenges of delivering energy for a growing world.

Section 1: The Next Quarter-Century of Energy

Energy is a long-term, capital-intensive business. As a major participant in the global energy industry, we must anticipate and adapt to trends and changes in our industry so that we can make sound business decisions and invest our shareholders' money wisely in projects that remain attractive over the long term.

Every year, we prepare a long-range outlook of global energy trends. The 2005 outlook covers the period to the year 2030 and provides a strategic framework to aid evaluation of potential business opportunities.

Economic growth and expanding populations drive global energy needs

Energy is critical to economic progress. The global economy is expected to double in size by 2030 – mainly driven by the developing nations that today account for just over 20% of the world's economic output. By 2030, this share will grow to 30%, led by rapidly expanding economies such as China, India, Indonesia and Malaysia.

World population is also expanding. Today, there are nearly 6.5 billion people, about 20% of whom live in developed countries (member nations of the Organization for Economic Cooperation and Development – OECD) and the remainder in developing (non-OECD) countries. By 2030, population is expected to reach 8 billion people, with close to 95% of this growth occurring in the developing world.[1]

Yet there are still about 1.6 billion people today without access to electricity and about 2.4 billion who rely on basic fuels such as wood and dung for heating and cooking.[2]

Economic growth in the developed and developing world over the next quarter-century will have a dramatic impact on global energy demand and trade patterns.

A vast and growing need for energy

Every day, the world consumes about 230 million barrels of energy (expressed in terms of "oil equivalent" or MBDOE), with demand split about equally between developed and developing nations.

By 2030, we expect the world's energy needs to be almost 50% greater than in 2005, with growth most pronounced in the rapidly expanding developing countries (See Fig. 1). Perhaps most significant, we anticipate energy demand in developing Asia/Pacific to grow at 3.2% annually, increasing to one-third of the world's total – an amount equivalent to the energy demand of North America and Europe combined.

Continuing progress in energy efficiency

Continued rapid improvement in energy efficiency, mainly driven by the development and use of new technology in the transportation and power generation sectors, is expected to temper the growth in global energy demand.

Fig. 1

Growing World Energy Demand
Millions of Barrels per Day of Oil Equivalent (MBDOE)



World
400
350
300
250
200
150
100
50
0
205
230
334
2000
2005
2030
North America
0.6%
57
68
Europe
0.8%
37
47
Russia / Caspian
1.3%
18
27
Asia/Pacific (OECD)
0.9%
17
23
Asia/Pacific (Non-OECD)
3.2%
44
113
Middle East
1.9%
11
19
Africa
2.0%
11
19
Latin America
2.2%
9
18
2000
2030
% = Average Annual Growth 2000 - 2030

Note: For the purposes of this report, the phrases "developing countries" and "non-OECD countries" are interchangeable. OECD countries are: Australia, Austria, Belgium, Canada, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Japan, Republic of Korea, Luxembourg, Mexico, the Netherlands, New Zealand, Norway, Poland, Portugal, Slovak Republic, Spain, Sweden, Switzerland, Turkey, the UK and the United States.

Energy intensity improves globally

We expect the rate of "energy intensity" (the energy used per $1,000 of GDP) to improve 1.8% annually in developing countries and 1.5% annually in developed countries from 2000 through 2030, compared with 1.2% and 1.4% per year respectively between 1980 and 2000.

The developing nations are particularly important, given that the energy intensity of their economies is about 3-4 times greater than that of the developed countries. There was a steep drop in the energy intensity of the developing countries during the 1990s, reflecting the collapse of the former Soviet Union (FSU), but today a dramatic level of disparity remains (See Fig.2). There are significant opportunities for efficiency gains as these nations develop.

Fig. 2

Energy Intensity - Declining trend accelerates most notably in developing (non-OECD) countries
Barrels of oil equivalent per $K GDP



10
8
6
4
2
0
Average Growth / Yr.
1980-2000
-1.2%
2000-2030
-1.8%
-1.4%
-1.5%
1980
1990
2000
2010
2020
2030

Fossil fuels remain the predominant energy sources

Over time, an increasingly diverse range of energy sources and technologies will be needed. But at least through 2030, fossil fuels will continue to satisfy the vast majority of global demand (See Fig. 3 on page 4). These are the only fuels with the scale and flexibility to meet the bulk of the world's vast energy needs over this period.

- Oil and gas combined will represent close to 60% of overall energy in 2030, a similar share to today.
- Oil use is expected to grow at 1.4% annually. Significant improvements in vehicle fuel economy will dampen demand growth.
- Gas is expected to grow at 1.8% annually, driven largely by strong growth in global electricity demand.
- Coal, like gas, is expected to grow at 1.8% annually, driven by expanding power generation. Despite higher CO_2 intensity, large indigenous supplies will give coal economic advantages in many nations, particularly in Asia.

ExxonMobil's 2005 Energy Outlook: Highlights

- By 2030, global energy demand will increase almost 50% from the 2005 level, driven by economic progress and population growth.
- About 80% of growing energy demand will occur in developing countries.
- Improvements in energy efficiency and intensity will accelerate, due to advancing technologies.
- Oil, gas and coal remain the predominant energy sources, maintaining about an 80% share of total energy demand through 2030.
- Global resources are sufficient to meet demand. Access to resources and timely investments are vital to developing adequate energy supplies.
- Natural gas will grow rapidly in importance, mainly due to its environmental benefits and efficiency in electricity generation.
- Biofuels, wind and solar will grow rapidly as sources of energy, contributing about 2% of total energy supply by 2030.
- Increased use of fossil fuels will increase global carbon dioxide (CO_2) emissions, with close to 85% of the increase in developing countries (See section 2).
- Advances in technology are critical to successfully meeting future energy supply-and-demand challenges.

Fig. 3

Energy Demand Grows: Fossil fuels remain predominant; renewables grow rapidly from small base



Total World Energy
Millions of Barrels per Day of Oil Equivalent (MBDOE)
% = Average growth/Year 2000 - 2030
Coal
Gas
Oil
Other
1.8%
1980
1990
2000
2010
2020
2030
Other Energy
MBDOE
Wind and Solar 11.1%
1.3%
Biomass, Municipal Solid Waste
1.9%
Hydro
Nuclear
1.4%
Wind and Solar
MBDOE
12.4%
Wind
Solar
9.6%

Non-fossil energy supplies will expand

- Nuclear will grow on average at 1.4% per year, with the largest growth in Asia, although we expect North America and Europe to add new plants late in the outlook period.
- Hydro power is expected to grow at just under 2% per year, with increases likely in China, India and other developing countries.
- The use of biomass, including traditional fuels (wood, dung) used in developing countries, and solid waste will grow about 1.3% per year.
- Wind and solar energy combined will likely average about 11% growth per year, supported by subsidies and related mandates. Even with this rapid projected growth, wind and solar will contribute only 1% of total energy by 2030, illustrating the vast scale of the global energy sector.
- Biofuels, including ethanol and biodiesel, will grow from less than one million barrels per day (MBD) in 2005 to about 3 MBD in 2030.

The prospects for wind, solar, biofuels, nuclear and other longer-term energy technologies are discussed further in Section 3.

Oil: Increased transportation demand and improved engine technology

Growth in oil demand will be driven by increasing transportation needs, especially in developing countries. Widely available, most affordable and supported by a global infrastructure, oil is uniquely suited as a transport fuel. There is no large-scale alternative to oil as a transport fuel in the near term.

Critical to transportation demand will be the size and nature of the personal vehicle fleet. By 2030, we expect the size of the U.S. and European fleets to plateau, while the number of vehicles in Asia will nearly quadruple (See Fig. 4). Working to offset demand growth from the larger vehicle fleet will be continuing improvements in fuel and engine system technology and efficiency.

Over the next 25 years, we expect the average fuel economy of new vehicles worldwide to improve by over 25% as a result of both the evolution of technology as well as shifts in the kinds of vehicles that people drive. While the rate of increase (about 1% annually) may seem small, it is more than double the rate of global improvement that we have seen in the past 10 years.

Hybrid vehicle technology, which couples the internal combustion engine with an electric motor, will play an increasingly important role as costs come down and it becomes available on a broader range of vehicles. In cities, where this technology has its greatest advantages, hybrid vehicles could deliver fuel economy improvements in excess of 50%.[3]

We also anticipate significant efficiency improvements to the basic internal combustion engine. One promising

Fig. 4

Anticipated Growth In Transportation 2000 - 2030
Light-Duty Vehicles



Million
% = Average Growth / Year 2000 - 2030
4.7%
1.2%
0.9%
North America (incl. Mexico)
Europe
Asia/Pacific
2000
2010
2020
2030

development that ExxonMobil is working on is known as Homogeneous Charge Compression Ignition, or HCCI. This technology combines aspects of gasoline and diesel engines. HCCI has the potential to improve vehicle fuel economy by 30% and be applicable to a broad range of vehicle types, including hybrids.

In addition to technology enhancements in vehicle power trains, we believe that technologies such as lighter-weight materials and improved lubricants will play an important role in delivering valuable efficiency improvements to the transportation sector.

Natural Gas: Power generation, emissions benefits and LNG technology drive growth

Natural gas demand continues to rise with growing electricity needs, aided by inherent advantages in efficiency and lower emissions. Growth will be most rapid in Asia/Pacific.

We anticipate that the efficiency of electricity production and distribution will continue to improve, through deployment of more advanced power generation technology and transmission infrastructure.

An important outcome of this growing gas demand is the increasing role of natural gas imports, particularly in the mature regions of North America and Europe, where local production is expected to decline (See Fig. 5). To balance supply and demand, the distance between the major natural gas-consuming nations and their sources of supply will grow. While pipelines will remain an efficient means to transport the majority of natural gas, the world will increasingly rely on liquefied natural gas (LNG), transported in large volumes across oceans via LNG tankers:

- In North America, LNG imports are expected to increase to about 25% of supply by 2030 (versus about 3% today), even with additional supplies via northern pipelines and tight gas developments.
- In Europe, natural gas imports are expected to increase from about 40% to about 85% of supply by 2030. In addition to LNG, pipeline imports will increase from Russia and the Caspian region.
- Natural gas demand in Asia/Pacific will triple over the next 25 years. Local production will meet a large part of this increased demand, but pipeline imports and increased volumes of LNG are expected in the future.

LNG's dramatic growth

By 2030, the LNG market will change dramatically, with a fivefold increase in volume to nearly 75 billion cubic feet per day (BCFD). That represents about 15% of the total gas market, up from about 5% in 2000. The center of global LNG supply will shift from Asia/Pacific to the Middle East and West Africa. Supplies from the Middle East are expected to be roughly double the supplies from either Africa or Asia/Pacific by 2030. Africa's supply contribution will grow, as LNG supplies there quadruple.

Global oil resources are adequate to meet demand

An important factor in predicting future supply trends is the scale of the worldwide oil resource base.

By today's estimates, the world was endowed with *recoverable* conventional oil resources of over three trillion barrels worldwide. Additional frontier resources (extra-heavy oil, oil sands, oil shale) bring this recoverable total to 4 – 5 trillion barrels. Of this amount, approximately 1 trillion barrels have been produced since oil was first discovered (See Fig. 6)

This global resource base will support production growth through the 2030 time horizon, with growing contributions from the Middle East, Africa and the Russia/Caspian region.

Fig. 5

Growing Reliance on Gas Imports



Billion cubic feet per day
100
80
60
40
20
0
2000
2030
LNG
Long Pipelines
Local Production
North America
Europe
Asia/Pacific

Fig. 6

Recoverable Oil Resources



Trillions of barrels
4
3
2
1
0
Already produced
Frontier
Conventional Oil
Extra Heavy Oil/
Oil Sands
Oil Shale

Meeting Future Energy Needs: Technology, investment and supportive governments are critical

To meet the anticipated 190 MBDOE of oil and gas demand in 2030, the industry will need to find new supplies as well as extend and expand existing production sources.

Continued technology advances will be needed to increase supplies while protecting the environment. Technology has continually expanded the industry's ability to find, develop, produce and transport energy supplies while reducing environmental impact. These advances evolve over time and are expected to continue to assist in meeting growing global energy demand.

Fig. 7

The Move to Deeper Water: Exploration depths
Depth in feet


2000
4000
6000
8000
10000
1975
1980
1985
1990
1995
2000
2005

Sophisticated reservoir imaging, facilitated by the growth in computing power, allows the identification of previously unknown oil and gas deposits. Deepwater exploration technology and extended-reach drilling allow the industry to pinpoint and access previously inaccessible resources (See Fig. 7). Continued success in challenging environments, from arctic locations to water depths approaching two miles, demonstrate the industry's capacity for technical innovation.

Technology not only expands the geological range of where we produce, but it also extends the types of supplies that contribute to meeting global demand. As we move toward 2030, we anticipate an increasing contribution from "frontier" hydrocarbon resources such as oil sands and extra-heavy oil. While the technology needed to produce these resources economically is available today, continued R&D will ensure that the required growth in production can be realized in an efficient, cost-effective and environmentally responsible manner.

Increasing supplies to meet demand will require substantial investment. The International Energy Agency estimates that the investment required to meet global energy demand for 2004-2030 will be $17 trillion, of which over $10 trillion is required for electricity and $6 trillion (over $200 billion annually) for oil and gas (See Fig. 8)[4]. Financing will be a critical challenge, with funding dependent on attractive, competitive investment conditions.

Fig. 8

Total World Energy Investment Requirement: $17 Trillion
World Energy Investment, 2004-2030

Over $200 billion per year required in Oil and Gas


Oil
18%
Gas
18%
Coal
2%
Electricity
62%

Source: IEA 2005

But more than investment dollars and technology advances will be needed. Governments have a vital role to play in providing access to acreage, opening markets, reducing barriers to trade and avoiding harmful policies, such as subsidies and regulations that can weaken or distort energy markets. Given the enormous investments involved, potential investors need to be confident of the sanctity of contracts, the recognition of intellectual property and support for the rule of law.

ExxonMobil's Technology Advantage

ExxonMobil has long been the industry leader in research and technology, with a history of invention, including 3-D seismic, digital reservoir simulation and industry 'firsts' in such areas as deepwater drilling, refining technology, chemicals and synthetic lubricants.

Today we invest over $600 million per year in research and development, balancing our investment between technology extensions, which can be rapidly deployed to our existing operations, and breakthrough research in areas that can have a lasting impact on the company and the industry.

Fig. 9

ExxonMobil R&D Investment 2000 - 2004



Millions of Dollars
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
ExxonMobil's R&D expenditure
Shell's R&D expenditure
BP's R&D expenditure
Based on public information

Examples of our recent achievements in technologies that help unlock the potential in some of the world's hydrocarbon basins include:

- A promising new technology known as R3M (Remote Reservoir Resistivity Mapping) uses electromagnetic energy to directly detect reservoirs of oil and gas before drilling, substantially reducing exploration risk.
- Our proprietary tool EMpower™ is the industry's only next-generation reservoir simulator, allowing engineers to study reservoirs more comprehensively than ever before.
- Proprietary well-bore technology used on Sakhalin Island in Russia's Far East enables us to reach oil reservoirs five miles offshore via extended-reach, horizontal drilling from an onshore location.

With LNG playing an increasingly critical role in meeting demand for natural gas, ExxonMobil engineers have recently developed technology that can double the capacity of liquefaction plants and increase by 80% the LNG carried by a single ship, dramatically reducing LNG costs.

At the same time we have developed unique high-strength steel to lower the cost of transporting natural gas by pipeline.

In the area of vehicle engine and fuel efficiency, ExxonMobil scientists are involved in projects including:

- Partnerships with Toyota and Caterpillar to research improvements to internal combustion fuel and engine systems that could result in a 30% improvement in fuel economy and reduced emissions
- A partnership with DaimlerChrysler to develop new lubricants to improve fuel economy, extend oil change intervals and lower emissions
- Development of new recyclable plastics to enable lighter-weight vehicles
- Groundbreaking research in hydrogen generation (see "hydrogen" - Section 3)

In an effort to apply the combined resources of industry and academia to the challenge of identifying technologies that meet growing energy demand while dramatically reducing greenhouse gas emissions, we launched the Global Climate and Energy Project (GCEP) at Stanford University in 2002. The GCEP research areas are covered in Section 2, and at gcep.stanford.edu.

Section 2: Greenhouse Gas Emissions – A Global Issue

Managing the risks from increases in global greenhouse gas emissions is an important concern for ExxonMobil, industry and governments around the world.

Economic growth and emissions reduction

Section 1 described how increasing population and prosperity, especially in developing countries, will drive up global energy demand. This will result in substantial increases in greenhouse gas emissions, particularly from developing countries, which will account for about 85% of the growth in CO_2 emissions from 2000 through 2030 (See Fig.10).

Fig. 10

CO_2 Emissions Growth Driven by Developing Countries



Billion metric tons CO2
40
35
30
25
20
15
10
5
0
1980
1990
2000
2010
2020
2030
Average Growth / Yr. 2000-2030
1.7%
2.7%
0.5%
Developing
Developed
Growth 2000-2030
85%
15%

This poses a challenge. To deliver the benefits of continued economic progress, fossil fuels are expected to remain the predominant source of world energy supply over this period. At the same time, governments at all levels are responding to growing concern about climate change by taking policy actions to reduce greenhouse gas emissions. Policymakers face a difficult task: where these policies restrict fossil fuel use or add cost to their use, they can also retard economic development.

It is therefore vital that policymakers and society take into account the wider social and economic impacts of energy and climate policies.

ExxonMobil is involved in this process through direct participation in scientific, technical, economic and policy forums and by working through trade associations to engage in public policy discussions. We are also taking actions in our own operations.

Climate Policy: Path forward is unclear

Until recently, the policy debate focused primarily on near-term emissions reductions in the framework of targets and timetables set by the Kyoto Protocol. The first compliance period under the Protocol is 2008-2012.

Among those nations ratifying the Protocol, the European Union (EU) has been most active in seeking to implement it. An emissions trading scheme (ETS) has been established, which will limit emissions of CO_2 from certain industrial activities, including power production and refining. Other nations, such as Japan and Canada, are still considering policies and regulations they may adopt.

Most nations are not on track today to meet their 2008-2012 Kyoto targets with domestic actions. The total shortfall could be several hundred million metric tons of CO_2 per year.

That shortfall may be eliminated if international emissions trading enables countries to purchase sufficient allowances from those countries with surpluses, particularly Russia and the Ukraine. These two countries have substantial excess emissions allowances due to the decline and restructuring of their economies since 1990. No further actual emission reduction steps are required to create the surplus, which is large enough to compensate for missed targets among other industrialized nations.

The international debate on what policy actions to take beyond 2012 is now under way, but the outcome is uncertain. The debate is complicated by the following concerns:

- The developing world has indicated it will not accept greenhouse gas emissions reduction targets, leaving the vast majority of the global growth in greenhouse gas emissions outside the reach of the Kyoto Protocol targets.
- Differing targets in developed countries can increase domestic energy costs and accelerate the shift of new investment abroad, including to developing countries, which already enjoy lower labor costs.

The Business Impact: Regulatory uncertainty threatens investment

The current uncertainty poses challenges for global businesses. Major energy investments usually have long lives. Uncertainty about regulations, both for 2008-2012 and beyond 2012, creates a higher level of risk for companies. In Europe and Canada, for example, concerns are growing regarding companies' willingness to invest in energy-intensive activities, such as new chemical production and heavy oil production. The uncertainty about future regulations raises questions about the longer-term viability of such investments.

Increasing recognition of technology's vital role

As nations have begun to consider other options for reducing GHG emissions, there is a growing interest in the role technology can play in emissions reduction. For example, the recently announced Asia Pacific Partnership for Clean

Development and Climate aims to promote the use of clean, efficient technology. The latest G8 statement and the EU-China Climate Partnership also highlight the importance of using and developing innovative technologies. The focus on technology development and deployment is supported by the recognition that:

- The more widespread application of existing energy-efficient technologies could significantly reduce the growth in greenhouse gas emissions from economic progress in both the industrialized and the developing world (See Fig. 12).
- Development and deployment of new, energy-efficient technologies can enable lower energy consumption without damage to economic growth.
- New breakthrough technologies offer the possibility of substantial long-term reductions in greenhouse gas emissions at lower costs than current technology options.

Fig. 11

The Need for Innovative Technology[5]

Carbon Emissions
Billions of Metric Tons of Carbon



1990 Technology
Based on aggressive assumptions of technology improvement
Required to stabilize CO_2 level in atmosphere of 550ppm
Assumed advances in:
• Fossil Fuels
• Energy Intensity
• Nuclear
• Renewables
Gap technologies:
• Carbon Capture & Storage
• Hydrogen/ Advanced Transportation
• Solar
• Biotechnologies
The "Gap"
50
45
40
35
30
25
20
15
10
5
0
1990
2010
2030
2050
2070
2090

Source: J. Edmonds, PNNL

Worldwide carbon emissions are expected to grow rapidly over the next century, even with significant technology advances. The middle curve (red line: from the Intergovernmental Panel on Climate Change 1992) shows projected growth in greenhouse gas emissions over the coming century. The IPCC projection assumes major ongoing improvements in the efficiency with which energy is supplied and used from oil, coal and gas, as well as enhanced penetration of nuclear and renewable energy. Without technological improvements, emissions would be much higher, as shown in the top curve (purple line) where energy is supplied and used with efficiency at 1990 levels. The lowest (blue) curve illustrates one emissions trend corresponding to stabilizing CO_2 concentrations at 550 parts per million (ppm). Reducing emissions to the lowest trend line would require widespread introduction of innovative, currently non-commercial technologies to fill the remaining gap. In this study these 'gap' technologies include carbon capture and storage, hydrogen production and use, solar and biotechnologies, all of which require fundamental breakthroughs in research to overcome current barriers to cost, performance, safety and public acceptance before they could enter into widespread use.

Fig. 12

Existing Technologies Offer Significant Potential

Projected Chinese Emissions with Enhanced Technology[8]
MMTCE



U.S. Technology
Japan Technology
Additional Technology Investment
Baseline
2000
1500
1000
500
0
1800
1240
740
630
820
1990
1995
2000
2005
2010
2015
2020
2025

Source: Bernstein, Tuladhar, Montgomery

Applying OECD country technology to developing economies could dramatically reduce carbon emissions. In China, for example, investments today have, on average, significantly poorer energy efficiency and higher greenhouse gas emissions than investments being made today in OECD countries. A recent study showed that adopting today's U.S. or Japanese-level technology in future investments in China could reduce China's anticipated 2025 carbon emissions by over 30% and over 50% respectively (see graph). Furthermore, if policies to increase R&D investment could increase the rate of improvement in energy efficiency to twice today's levels, then emissions could decrease to around 35% of anticipated 2025 emissions and result in a continuous decrease in China's future emissions. In fact, the study concluded that "the potential for reducing emissions through changing technology in developing countries over the next 15 years is estimated to be of similar magnitude to the reductions in emissions that would be achieved if all Annex B countries were to achieve their Kyoto Protocol emission caps."

ExxonMobil Recommendations: Key Objectives for Long-Term Climate Policy

- Promote global participation
- Encourage more rapid use of existing efficient technologies (in both developed and developing countries)
- Stimulate research and development to create innovative, affordable, lower GHG technologies sooner
- Address climate risks in the context of developing country priorities: development, poverty eradication, access to energy
- Continue scientific research to assess risks and pace policy response

Climate Science: What we know

ExxonMobil has undertaken climate science research for 25 years. Our work has produced more than 40 papers in peer-reviewed literature, and our scientists serve on the Intergovernmental Panel on Climate Change (IPCC) and numerous related scientific bodies. Contributed papers on climate science are listed on our web site.[7]

Based on this experience, we recognize that the accumulation of greenhouse gases in the Earth's atmosphere poses risks that may prove significant for society and ecosystems. We believe that these risks justify actions now, but the selection of actions must consider the uncertainties that remain. Notwithstanding these uncertainties, ExxonMobil is taking action to address these risks.

Our world has changed

Since the 1800s, concentrations of carbon dioxide (CO_2) in the atmosphere have increased by roughly 30% (from 280 to 380 parts per million today).[8] Concentrations of other greenhouse gases have also increased – including a doubling of methane levels. Human activities have contributed to these increased concentrations, mainly through the combustion of fossil fuels for energy use; land use changes (especially deforestation); and agricultural, animal husbandry and waste-disposal practices.

Surface temperature measurements have shown that the average global temperature has risen by about 0.6 °C since the mid-1800s. Other changes, consistent with the surface temperature rise, have also been observed. For example, scientists have documented a decrease in the volume of mountain glaciers and an increase in the length of growing seasons. These observations have fueled concern about the potential longer-term consequences of climate change.

Climate is a complex science

The complexity of the climate system makes it difficult to understand past and future consequences of greenhouse gas increases. As a result, the extent to which recent temperature changes can be attributed to greenhouse gas increases remains uncertain.

Limits in climate knowledge – for example in describing the behavior of clouds, hydrology, sea ice and ocean circulation – are well known and continue to be researched.[9] Climate observations display significant natural variability that cannot be explained with existing models and knowledge. In the recent and ancient geological past, for example, climate has been both warmer and cooler than today for reasons that are not yet understood.[10]

Projections of climate change require estimates of future emissions from energy use and other sources over the 21st century. In our own Energy Outlook it is difficult to predict how technology will develop even over the next 25 years. Longer-term economic and climate forecasts face even more uncertainty about how new technologies and changes in human behavior may affect greenhouse gas emissions.

As a result, researchers must rely on scenarios based on various assumptions, which deliver results ranging from significant emissions growth (a threefold increase in emissions over the 21st century) to a drop in global emissions, even without policy interventions.[11]

When climate models are used to analyze the implications of these emissions scenarios, they project more severe consequences at the high end – including sea level rises, droughts and polar ice melting – and relatively benign climate changes at the low end.

Uncertainty and risk

While assessments such as those of the IPCC have expressed growing confidence that recent warming can be attributed to increases in greenhouse gases, these conclusions rely on expert judgment rather than objective, reproducible statistical methods. Taken together, gaps in the scientific basis for theoretical climate models and the interplay of significant natural variability make it very difficult to determine objectively the extent to which recent climate change might be the result of human actions. These gaps also make it difficult to predict the timing, extent and consequences of future climate change.

Consequently, the National Research Council[12] cautioned after the most recent IPCC report:[13] "Because of the large and still uncertain level of natural variability inherent in the climate record and the uncertainties in the time histories of the various forcing agents (and particularly aerosols), a causal linkage between the buildup of greenhouse gases in the atmosphere and the observed climate changes during the 20th century cannot be unequivocally established. The fact that the magnitude of the observed warming is large in comparison to natural variability as simulated in climate models is suggestive of such a linkage, but it does not constitute proof of one because the model simulations could be deficient in natural variability on the decadal to century time scale."

Even with many scientific uncertainties, the risk that greenhouse gas emissions may have serious impacts justifies taking action. ExxonMobil's actions to reduce greenhouse gas emissions are described in the next section.

ExxonMobil Actions to Reduce GHG Emissions

Recognizing the risk of climate change, we are taking actions to improve efficiency and reduce greenhouse gas emissions in our operations.

We are also working with the scientific and business communities to undertake research to identify and develop economically competitive and affordable technologies to reduce long-term global greenhouse gas emissions while meeting the world's growing demand for energy.

Examples of our efforts include:

- **Reporting:** ExxonMobil is committed to consistent, comprehensive reporting of greenhouse gas emissions. We have publicly reported greenhouse gas emissions[14] as they relate to our operations since 1998. Starting in 2003, we report direct greenhouse gas emissions, based on our equity share of ownership, both from facilities we operate and those in which we share ownership. We believe that direct, equity-based accounting best reflects shareholder interests in this area.
  In 2004 our greenhouse gas emissions rose by 1% compared to 2003 due to throughput increases and more intense processing to meet clean fuels demand. Energy efficiency steps helped to offset the impact of more intense operations and prevented further increases in emissions per barrel (See Fig. 13).

- **Research:** We have conducted and supported scientific, economic and technological research on climate change for more than two decades. Overall, our research has been designed to improve scientific understanding, assess policy options and achieve technological breakthroughs that reduce GHG emissions in both industrial and developing countries. Major projects have been supported at institutions including the Australian Bureau of Agricultural Resource Economics, Battelle Pacific Northwest Laboratory, Carnegie Mellon, Charles River Associates, The Hadley Centre for Climate Prediction, International Energy Agency Greenhouse Gas R&D Programme, Lamont Doherty Earth Observatory at Columbia University, Massachusetts Institute of Technology, Princeton, Stanford, University of Texas and Yale.

- **Advanced vehicle technology:** Because the majority of GHG emissions associated with the production and use of oil arises from consumer use of fuels (87%), with the remainder from our industry's operations (13%), we partner with automobile manufacturers to help develop advanced vehicles and fuels. The internal combustion engine is expected to power more than 95% of vehicles in 2030,[15] so technologies that improve fuel efficiency and the emissions performance of the internal combustion engine could substantially reduce environmental

Fig. 13

Greenhouse Gas Emissions (Normalized)
Direct equity CO_2 equivalent emissions;
metric tons of emissions per 100 metric tons of throughput (excludes Cogeneration)



50
45
40
35
30
25
20
15
10
5
0
2002
2003
2004
Downstream
Upstream
Chemical

Note: Adding cogeneration of power and steam increases ExxonMobil's emissions but reduces those of others that would have produced the power. The overall impact is a reduction by as much as half in emissions for the same amount of energy produced.

impacts for decades to come. Examples of ExxonMobil's work in this area include:

  - Working with Toyota and Caterpillar on separate programs to design high-efficiency, low-emission gasoline and diesel fuel/engine systems. This has already produced groundbreaking research in combustion science.
  - Developing a novel technique for hydrogen production, potentially compatible with both on-board vehicle and larger-scale applications.

- **Global energy management system (GEMS):** Improving energy efficiency in our operations helps us to reduce costs as well as reduce emissions. ExxonMobil's proprietary GEMS system focuses on opportunities to reduce energy consumed at our refineries and chemical complexes. Since its launch in 2000, the GEMS system has helped us identify opportunities for more than one billion dollars in pre-tax savings, and our energy-conservation efforts have saved enough energy to supply over one million European households each year. The greenhouse gas emission effect has been equivalent to taking more than one million cars off the road (See Fig. 14).

- **Cogeneration** is the simultaneous production of electricity and steam, typically using clean-burning natural gas. With the latest technology, cogeneration is up to twice as efficient as traditional methods of producing steam and power separately. ExxonMobil has interests in 85 cogeneration facilities at some 30 locations worldwide, representing a capacity of about 3,700MW, enough to power nearly 3 million U.S. homes. These facilities, which represent decades of investment, enable a reduction in carbon dioxide emissions by 9 million metric tons a year versus traditional methods

Fig. 14

Avoided Greenhouse Gas Emissions from ExxonMobil actions since 1999
Million metric tons per year


12
10
8
6
4
2
0
Cogeneration
Energy Efficiency
2000
2001
2002
2003
2004
25
20
15
10
5
0
Identified Opportunities
• Flare Reduction
• Energy Efficiency
• Cogeneration
Total Avoided Emissions 2004

Since 1999, our energy-saving initiatives have had a GHG effect in 2004 equivalent to taking over 1.5 million U.S. cars off the road. We have identified opportunities for avoiding GHG emissions equivalent to taking another two million U.S. cars off the road.

of separate power and steam generation. Our cogeneration capacity has increased by 800MW in the last two years, representing an investment of $1 billion. In 2005 the cogeneration system at our refinery in Beaumont, Texas, was awarded a Certificate of Recognition from the U.S. Environmental Protection Agency. The EPA commended ExxonMobil for "exceptional leadership in energy use and management" and estimated that the system at Beaumont alone reduced CO_2 emissions by more than two million tons.

- **Reduction in flaring:** Flaring is the burning of natural gas that is produced along with oil during oil production. In parts of the world where gas has no market outlet, gas production beyond that needed for fuel and other operational needs is often flared. In Africa, the region where flaring is most significant, we are undertaking major projects to reduce flaring. When fully implemented, we expect these projects to reduce greenhouse gas emissions by about seven million metric tons per year, the equivalent of removing approximately one million cars from U.S. roads. We are also working to reduce flaring at our refineries and chemical plants. For example, flaring at our Baytown refinery in Texas has been reduced by more than 70% since 2002.

- **The Global Climate and Energy Project (GCEP):** ExxonMobil worked to establish and is providing $100 million to Stanford University's Global Climate and Energy Project – the largest-ever independent climate and energy research effort. GCEP is a major long-term research program designed to accelerate development of commercially viable energy technologies that can lower GHG emissions on a worldwide scale. Current GCEP research areas include hydrogen, solar energy, biomass, advanced combustion, CO_2 sequestration and advanced materials. A full list of ongoing projects is available on the GCEP web site (gcep.stanford.edu).

GCEP Research Programs

At the end of 2005, 27 GCEP research programs were under way at Stanford and other institutions, comprising:

7 hydrogen
6 advanced combustion
5 solar energy
4 CO_2 storage
2 CO_2 capture and separation
2 biomass
1 advanced materials and catalysts

Building capacity to address climate change risks – through research results and by training a new generation of scientists and engineers – is an important GCEP deliverable. GCEP research programs involve contributions from more than 30 faculty and from more than 80 students and postdoctorate fellows.

In 2005 GCEP announced new research grants totaling approximately $20 million to Stanford faculty and collaborating researchers at several U.S. and international institutions.[16] Other participating institutions include the Energy Research Centre of the Netherlands, the Delft University of Technology in the Netherlands, the Swiss Federal Institute of Technology in Zurich, the Carnegie Institution of Washington, D.C., University of Montana, University of New South Wales in Australia and the Research Institution of Innovative Technology for the Earth in Japan.

Responding to Greenhouse Gas Regulations

We actively engage with government authorities seeking to implement regulations regarding greenhouse gas emissions accounting and trading.

We believe that reliable inventories of emissions are an essential component of emissions control procedures and trading. As a result, we played a leading role in developing reliable, consistent tools to estimate and report greenhouse gas emissions in the oil and gas industry, namely:

- API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry, April 2001. (available at http://api-ec.api.org/policy/)[17]

- IPIECA Petroleum Industry GHG Reporting Guidelines, December 2003. (available at www.ipieca.org)[18]

These procedures now form the basis for our own internal measurement and reporting. Building on these guidelines, our Rotterdam refinery developed a monitoring and reporting protocol that was recognized by the Dutch government as a best practice and recommended for use throughout the European Union.

Climate Policy: Assessing risks to investors

ExxonMobil continually considers risks to operations and investments from a wide variety of perspectives. In the case of climate change, market and technological considerations are important, as well as policy and regulatory developments. In our view, it is impossible today to assess the potential implications for shareholder value from initiatives to address climate change. No governments have established definitive regulations for the 2008-2012 Kyoto Protocol compliance period, and there is currently no consensus on plans for the post-2012 period.

There has been some recent effort to quantify the potential implications of climate-related policies for oil and gas industry shareholders.[19] However, in light of trends in climate negotiations, the regulatory assumptions made are speculative and unlikely. The analyses also fail to take into account adjustments to investments and other business decisions that companies may make in the context of evolving regulatory frameworks or, indeed, how OPEC and other producing nations may react to regulations affecting demand for oil.

Technological, political and regulatory risks have been inherent in the oil industry since its earliest beginnings. Shareholder value will depend, as it always has, on how companies manage operations and investments in a changing business environment. Those best able to manage investment risks and operate efficiently will achieve competitive advantage.

Against this background we believe that the same strengths that have generated industry-leading returns for ExxonMobil in the past position us well to succeed in an uncertain future:

- Our strong financial position enables us to evolve in new directions when attractive opportunities appear.
- We manage business operations and investments with disciplined efficiency based on strong management and management systems.
- We utilize industry-leading technical capacity both to develop proprietary technologies that provide a competitive advantage and to maintain a window on external research developments that might affect our business.

Assessing the Impact on ExxonMobil of Europe's Emissions Trading Scheme (EU-ETS) for 2005-2007

In Europe ExxonMobil operates approximately 40 facilities and shares ownership in another 40 facilities that are covered under the EU-ETS. In total, ExxonMobil's equity share of covered emissions amounts to approximately 20 million metric tons of CO_2 annually.

As a result of internal actions, we expect to meet our obligations for the period 2005-2007 without acquiring allowances through emissions trading.

The overall impact of the EU-ETS for 2005-2007 includes the cost of monitoring and reporting efforts, third-party verification and the increased cost of purchased electricity due to EU-ETS restrictions on power generation. These costs will be offset in some part by the revenue from sales of surplus emissions allowances. While the net impact of these factors is unknown, it is not expected to be material to the Corporation.

The impact of the EU-ETS for 2008-2012 is unknown, as the member governments have not yet determined what emissions will be covered or how emissions allowances will be allocated.

To comply with the EU-ETS, we have established management systems to:

- monitor, report and verify emissions
- control and manage disposition of greenhouse gas allowances
- participate in emissions trading
- plan future emission reduction steps

Required system changes have been fully implemented and are in place at all covered ExxonMobil facilities.

Section 3: Technology Options for the Longer Term

Meeting future energy needs will require a diverse range of energy technologies. Looking to the long term, concern about energy security and rising greenhouse gas emissions has brought a number of new or enhanced technologies to the forefront of public discussion.

Among these, wind, solar and biofuels are growing rapidly, albeit from a small base. Other technologies, such as hydrogen, are considered to hold promise, but face substantial challenges in terms of cost and large-scale implementation.

Over and above the technical hurdles, the scale of the global energy business means that widespread global deployment of new technologies, however promising, will take decades before the cumulative effect of investments makes a substantive contribution to overall energy supply.

Energy companies are involved in a wide range of new technology options, whether through research or the manufacture and marketing of products.

Our own approach is based on the belief that technological breakthroughs, and not simply expanded scale, are key to unlocking the potential of alternative energy technologies. We closely analyze the potential of emerging technologies. Based on these assessments, we determine our approach, and – if appropriate – a level of involvement consistent with our business needs and strengths. This may involve proprietary research, shared knowledge through participation in industry groups or the funding of external research in those areas where fundamental breakthroughs are needed for a technology to reach its potential.

In this section, we highlight some of the most prominent technology options, the challenges that need to be overcome and – where relevant – ExxonMobil's involvement.

Carbon Capture and Storage

Fossil fuels are expected to dominate the world's energy supply portfolio for some decades to come. A technology option that could play a significant role in helping reduce CO_2 emissions from the use of fossil fuels is carbon capture and storage (CCS). CCS technology separates CO_2 from a gas stream, compresses it to reduce volume and transports it by pipeline to a storage site (See Fig. 15).

This technology could have a major impact, as it is applicable to any large-emission source of CO_2. The IPCC estimates that these large facilities account for nearly 60% of global man-made CO_2 emissions.[20]

All of the important components of CCS systems are practiced commercially today at industrial scale by ExxonMobil. For example, ExxonMobil recovers CO_2 at LaBarge, Wyoming, which is used for enhanced oil recovery. As part of that activity, a gas stream including CO_2 is removed and geologically sequestered. Commercial-scale CCS is practiced today only in a few niche applications and pilot demonstration studies. One of the best-known and longest-running CCS projects is in the Sleipner Field in the North Sea[21] – in which ExxonMobil shares ownership. Before CCS can be widely deployed on a global scale, it must overcome important challenges. In particular,

- CO_2 capture from power plants and most other large combustion facilities remains expensive.
- CO_2 storage presents technical and regulatory issues associated with ensuring safe operations and the integrity of the site over the long term.

Recognizing these challenges, ExxonMobil believes that CCS represents an important option to address global CO_2 emissions.

We have conducted research relevant to CCS for many years and have supported external research and other activities to understand scientific, economic, technical and policy aspects of carbon capture and storage. In addition to the CCS studies as part of GCEP, ExxonMobil has supported the IEA's Greenhouse Gas R&D Programme and the Geological CO_2 Storage Research Program at the University of Texas. The research that we conduct and support is aimed at improving the performance, lowering the cost and assuring the integrity of CCS systems and their component technologies.

Fig. 15

Carbon Capture and Storage


Power Station
with CO_2 Capture
Unminable
Coal Beds
Pipeline
Pipeline
Depleted Oil
or Gas Reservoirs
Deep Saline
Aquifer

Hydrogen

Hydrogen is widely considered to hold promise as an energy carrier, particularly as it offers the potential for fuel-efficient, emissions-free vehicles and can be produced from multiple primary energy sources.

It is important to remember that hydrogen, while abundant, does not occur naturally in pure form and must first be produced from water or hydrocarbons. This requires the use of energy generated from primary sources: oil, gas, coal, nuclear or renewables. So any evaluation of hydrogen needs to recognize the costs and the greenhouse gas emissions associated not only with its consumption, but also its production and distribution.

For hydrogen to become a viable transportation fuel, a number of formidable challenges must be met, including its safe handling and the high cost of production and distribution. While hydrogen has been used safely for decades by highly trained technicians in industrial settings, its characteristics pose unique challenges for use in consumer markets such as self-service vehicle fueling.

The high cost of producing and distributing hydrogen results in a fuel cost that is higher than gasoline on a cents-per-mile-driven basis. Based on an analysis by the National Academy of Engineering (NAE), the cost of fueling a hydrogen fuel cell vehicle is 1.9 to about 15 times greater than that of fueling a gasoline hybrid, depending on how the hydrogen is produced[22] (See Fig. 16). Significant R&D effort will be required to lower these costs to a competitive level.

A number of studies conducted by different sponsors in different regions have assessed the potential for reducing CO_2 emissions via the use of hydrogen. All have concluded that there is some reduction in full-cycle CO_2 emissions for hydrogen fuel cell vehicles compared with hybrid technology (approximately 11% to 35%).[23]

Interest in the use of renewable energy to make hydrogen is high, as this is the only option that would result in a "zero emissions" transportation fuel system on a total supply-chain basis. There are, however, a number of additional challenges associated with the manufacture of hydrogen from renewable energy. The NAE estimated that hydrogen is five times more expensive than gasoline when produced from wind and 15 times more expensive when produced from solar energy.[22]

With limited supplies of renewables in the coming decades, it is reasonable to ask whether the use of renewables to produce hydrogen for transportation would be the best use of those resources. A unit of wind or solar energy that is used to displace coal in power generation saves 2.5 times more carbon dioxide than using the same unit of wind or solar energy to replace gasoline with hydrogen.[24]

Fig. 16

Cost of fueling a vehicle with hydrogen from different energy sources relative to fueling a gasoline hybrid engine



Cost multiple to gasoline
20
15
10
5
0
Natural Gas
Electrolysis
Biomass
Wind
Solar

Source: National Academy of Engineering

ExxonMobil is currently pursuing groundbreaking research in hydrogen generation. Our unique skills in catalysis and process technologies have enabled us to identify a new approach to hydrogen production from hydrocarbon fuels that overcomes many of the challenges faced by alternative approaches.

If successfully developed, this technology would be scalable for applications ranging from on-board a vehicle to use at either retail stations or large centralized production facilities to produce hydrogen for fleets of fuel cell vehicles. We are also active members of the U.S. Department of Energy's FreedomCAR and Fuel Partnership.

Biofuels

The use of biofuels in transportation is another way that CO_2 emissions could be reduced. Today ethanol and biodiesel, liquid fuels derived from organic matter, are receiving a lot of attention.

The current generation of biofuels, however, has scale limitations due to their cost and large land requirements. With continued research, a new generation of processes capable of using a more diverse set of biomass feedstocks may be able to overcome these challenges. A recent study by the International Energy Agency examined the economics of both current and potential future technologies (See Fig. 17).[25]

When considering the potential of biofuels, a number of factors must be analyzed, including land use impacts, fertilizer requirements and water use. The last is particularly important, as studies indicate that by 2015 half the world's population will live in countries where availability of sufficient fresh water is a concern.[26]

Most current biofuels production processes convert only a small portion of the plant. In the future, however, processes involving cellulosic conversion hold the promise of being able

Fig. 17

Cost of Production for Biofuels Options
2004 $ per gallon gasoline equivalent



4
3
2
1
0
2002
Post - 2010
Biofuels can be produced from a number of different feedstocks and processes. Ranges for current technology (green) and future technology (red) reflect variability in plant location, feedstock costs, operating and capital costs.
$50/bbl
$40/bbl
$30/bbl
Crude Cost
Ethanol Options
Biodiesel Options
Sugar Cane
Corn
Cellulose
Synthetic
Waste Grease
Rapeseed
Soybean
Gasification
Source: IEA

to utilize a much larger portion of the feed biomass. This would result in full-cycle CO_2 savings of about 90% versus up to 50% with current processes.[27]

Important, too, is the question of which biomass applications yield the greatest benefit. A recent study in Europe involving the energy and auto industries, as well as the Joint Research Commission of the European Union, concluded that greater energy and GHG savings can be achieved if biomass is used in heat and power generation rather than in transportation, especially if efficient cogeneration schemes can be used.[28]

Wind and Solar

Currently, the most competitive renewable energy source is wind power (See Fig. 18). While growing rapidly, its impact on the overall energy supply mix is limited. In some applications, wind-generated electricity can be cost-competitive with that generated from natural gas, but it generally relies on government subsidies to be economical.

A key challenge for wind power is that the areas best able to produce electricity at low cost from wind are also located far from where the electricity is needed. New technology will be required to allow either the capture of wind energy in areas with low average wind speeds or to enable transmission of electricity over long distances at lower cost and with lower losses than is currently possible.

Solar energy remains far more costly, except in limited applications. Existing solar photovoltaic technology is significantly more costly than conventional electricity generation. Breakthrough technology is needed to enable fundamentally new photovoltaic materials that will allow power generation at competitive costs.

A key issue in the ability of wind and solar technologies to contribute to electric power supply is intermittence. Stable electric grids require traditional generating facilities or costly backup systems to ensure uninterrupted supply to consumers on cloudy days, at night or at times the winds fail.

Without a breakthrough in energy storage technology, intermittency limits the ability of wind and solar energy to contribute to electricity supplies and increases the overall costs of integrated power supply systems.

Research into solar energy is a core research area of the ExxonMobil-sponsored Global Climate and Energy Project at Stanford University.

Gasification

Gasification, a technology that was developed decades ago, may see increased use in the future.

Gasification can process any carbon containing feedstock – such as coal, biomass or heavy oil – and convert it into a "synthesis gas" that can be used to produce electricity, liquid fuels, hydrogen or chemicals. Gasification is also better suited to use with carbon capture and sequestration than other processes that can use the same feeds.

Fig. 18

Cost of Electricity from Traditional and Emerging Sources
Cents per kWh (2005 $)



25
20
15
10
5
0
Range 20-80
Gas
Coal
Nuclear
Coal-IGCC
Wind*
Solar*

* Site limited and excludes intermittency costs

While gasification has many attractive properties, it is still more costly relative to alternative ways of producing the same products. For example, electricity produced by the gasification of coal (without CO_2 capture) is about 13%[29] more costly than that from a conventional coal power plant. By comparison, if CO_2 capture were included, then a coal gasification plant could produce electricity at a cost 20% lower than a conventional coal-powered plant retrofitted for carbon capture and storage (CCS).[30] Clearly there are synergies between gasification and CCS technologies.

Further work is needed to both lower the costs and improve the reliability of gasification technology, and ExxonMobil researchers are evaluating the opportunities in this area. If successful, studies could result in a technology option that provides a level of both feed and product flexibility that no current process is able to offer.

Advanced Nuclear

Nuclear energy has the potential to become an increasingly important option for meeting a growing portion of our long-term energy needs, specifically in the power generation sector.

Key barriers to increased use of nuclear today are cost, perceived safety risks and the lack of an acceptable solution to the long-term management of radioactive waste.

Research is continuing into advanced nuclear systems that are passively safe and offer the potential of significantly lower cost than current reactors. Systems with these safety features will have a very low likelihood of reactor core damage and address the problems that occurred at Three Mile Island and Chernobyl.[31]

Designs include advanced third-generation versions of conventional reactors, as well as fundamentally new designs such as the "pebble bed modular reactor." If successful, these designs could reduce the capital cost of nuclear power plants by 15% to 20% and thereby add another economically competitive option to our long-term energy supply portfolio. Addressing the long-term waste storage issue is largely a matter that will require extensive dialogue between governments, communities and industry to resolve.

Technology Choice and CO_2 Emissions

If new technologies are to be applied to realize reductions in CO_2 emissions, then it is important to understand the cost of various options in terms of dollars per tonne of CO_2 abated. Applying the lowest abatement cost options first will maximize impact while minimizing costs. European researchers in both the power and transportation industries have been working to quantify the abatement cost of technologies, and their work is helpful in understanding the relative attractiveness of different options.[32]

The chart in Fig. 19 illustrates ranges of abatement costs for various power generation and transportation technologies. The lowest cost reductions in CO_2 are likely to be realized in the power generation sector. This is due in part to the fact that it is easier to deal with a few large point sources of CO_2 than millions of individual sources, such as vehicles. It is also important to note that continued R&D can have a significant impact on lowering the cost of CO_2 abatement as illustrated by the current and future biofuels ranges.

ExxonMobil is well positioned to participate in the implementation of the lowest cost options through our focus on natural gas resource development, our experience with carbon capture and storage and our support of breakthrough research.

Fig. 19

The Cost of Reducing CO_2
CO_2 abatement costs for different technology options
Dollars per tonne of CO_2 abated



400
300
200
100
0
Power Generation Options
Transportation Options
Conversion Coal to Nat. Gas
Carbon Capture/ Storage
Wind
Solar
Biofuels (current)
Biofuels (future)

Source: CONCAWE, European Climate Change Project

Although wind, solar, biofuels and nuclear all compete with fossil fuels as sources of primary energy, their contribution to the world's total energy demand is limited because they are more expensive than fossil fuels – and in the case of nuclear, limited by waste and disposal concerns. Technology advances and government policy will support rapid growth in alternative fuels, but they start from such a small base that their contribution to total energy supply will be modest well into the future. Their limited but growing contribution should be used in ways that make the greatest possible difference in CO_2 emissions.

While we recognize the risks of climate change, we also conclude that the world will continue to demand oil and gas for a majority of its primary energy supplies for many decades to come. This will be true even if governments continue to support alternative energy sources and limit greenhouse gas emissions. ExxonMobil is well positioned across a range of possible futures to conduct our operations competitively in a responsible and profitable manner.

ExxonMobil's long-term perspective, disciplined approach to investment and focus on world-class operational performance explain why the company has continually delivered industry-leading returns, even through times of dramatic and unforeseen change.

Fig. 20

Sustained Competitive Advantage
5-year Rolling Average Return on Capital Employed**


Percent
20
15
10
5
0
ExxonMobil
Industry
Industry: Average of BP, CVX and RDS
2000
2001
2002
2003
2004

**Calculated on a consistent basis with ExxonMobil, based on public information.

In addition, our scale, geographic diversity and range of businesses provide a hedge that reduces sensitivity to changes in commodity prices, business cycles and local market conditions. Our financial and technology strength enables us to invest in any opportunity that meets our rigorous investment criteria.

These attributes, which we believe set us apart from our competitors, position us well to respond successfully to change, whether driven by markets, competitors or governments.

In response to rising environmental concerns, we anticipate more regulatory requirements than we face today. Uncertainty and risk are familiar territory in our industry, but we believe the way we manage our business puts us at an advantage over the competition in meeting new expectations.

Investment discipline and long-term perspective

The $200 billion industry investment required annually to meet growing demand for oil and gas through 2030 reflects not just the scale of demand, but also the fact that significant new resources are increasingly found in more remote areas and difficult environments.

Investment decisions can have long-term consequences. So we adopt a highly selective and disciplined approach to investment, which considers:

- political and technical risks, along with potential regulatory changes
- business and societal trends
- the resilience of investment opportunities over a range of economic scenarios

Regular, formal reviews enable us to evaluate emerging issues and plan accordingly.
Our objective is to seek out projects that:

- are profitable and sustainable over the long term
- are not reliant on government subsidies
- are consistent with our own scale and capabilities
- yield a well-balanced and diversified business
- do not compromise our high safety and environmental standards

Fig. 21

Business Model
ExxonMobil Approach


Disciplined Investment
Operational Excellence
Industry Leading Returns
Superior Cash Flow
Growth in Shareholder Value

We believe that the world's energy needs will be met through consistent investment strategies that are not driven by periodic swings in commodity prices. Our capital investments over the period 1995 through 2004 averaged $14 billion a year, although our annual earnings ranged from $8 billion to $25 billion over that period.

A focus on operational excellence

We apply the same rigor to our operations as we apply to our investments, via a wide range of proven management systems, including:

- **Standards of Business Conduct:** These 16 foundation policies and related procedures form the framework by which we operate around the globe – providing employees with principles for managing compliance with company standards.

- **Financial Controls:** Sound financial control is fundamental to our business model. Authority to approve business arrangements on behalf of our company is clearly assigned and delegated. Our System of Management Control (SMC) defines the principles, concepts and standards, and our Control Integrity Management System (CIMS) provides common processes and tools for compliance with the SMC.
- **Project execution and appraisal:** Our disciplined approach continues from concept through start-up and ongoing operations. All projects are rigorously appraised after completion, and learnings are incorporated into future planning. These processes have earned ExxonMobil a reputation for excellence in project management and distinguish us from the competition. For example, in Africa and the Gulf of Mexico, ExxonMobil-operated projects have consistently started up on or ahead of schedule.
- **Operating Reliability:** Safely increasing plant reliability and availability while lowering total maintenance costs is the objective of our Reliability and Maintenance Management System. This program has been applied to all our refineries worldwide and has reduced the amount of time that units are down for maintenance by 40% and reduced maintenance costs by 30%.
- **Safety, Health and Environment:** At the core of our approach to safety, health, security and environment management is our Operations Integrity Management System (OIMS). This system fully meets the requirements of the International Standards Organization (ISO) 14001 benchmark and is used at every ExxonMobil facility. It is a disciplined management framework that enables us to track experiences, measure progress, plan future improvements and ensure management accountability. OIMS covers the collection and reporting of emissions data, including greenhouse gas emissions for all facilities.

Fig. 22

OIMS' 11 Elements


Operations
Driver
Evaluation

2004 OIMS assessment by Lloyd's

"It is the opinion of Lloyd's Register Quality Assurance that the environmental management components of ExxonMobil's Operations Integrity Management System are consistent with the intent and meet the requirements of the ISO 14001 Environmental Management Systems Standard."

"Deployment of the Operations Integrity Management System has contributed toward the overall improvement in the Corporation's environmental performance. At the locations visited, individuals at all levels demonstrated a high degree of personal commitment to OIMS implementation and environmental care. The integration of Environmental Business Plans into the annual planning cycle has strengthened the process for continual improvement of the Corporation's environmental performance."

- **Energy Efficiency:** As a major consumer of energy, energy efficiency is important to us. Our Global Energy Management System (GEMS), developed in the late 1990s, uses international best practices and benchmarking techniques to identify energy efficiency opportunities at all our facilities and promote continuous improvement. In 2004, we achieved record energy efficiency performance across our worldwide refining and chemicals businesses, improving by more than 3% over 2003. In fact, our rate of improvement in refining is significantly better than the historical industry average.
- **Environmental Business Planning:** Continuous improvement of environmental performance is the objective of our Environmental Business Planning (EBP) process, which integrates environmental improvement activities into annual operating plans at each of our facilities and businesses. This process includes assessment of potential regulatory changes affecting environmental aspects of our operations and systematic management of any consequent business impacts.

The management systems that underpin our business enable us to consistently deliver superior results in terms of financial, safety and environmental performance, while playing our part in meeting the world's growing energy needs.

Summary

- Energy is vital to economic growth and progress.
- Global energy demand is expected to grow by almost 50% by 2030, driven mainly by rapidly growing economies in the developing world.
- Fossil fuels will remain predominant, with a growing role for natural gas.
- Greenhouse gas emissions will rise substantially, particularly as developing economies grow.
- ExxonMobil recognizes that the risk from climate change requires action, and we are taking action both to address our operational emissions and to promote more efficient use of our products.
- Policies to address climate change need to consider consequences not only for environmental risks but also for social and economic development, especially in developing countries.
- More widespread use now of existing efficient technologies in industrialized and developing countries offers significant potential to reduce greenhouse gas emissions growth.
- Over the next 25 years, technologies that enable expanded energy supplies, along with those that moderate energy demand via improved energy efficiency, will be critical to meeting the world's growing need for energy while managing greenhouse gas emissions.
- New energy sources, while they hold promise, require substantial technological advances to enable them to compete for a significant share of global energy supply – and the vast scale of the global energy business means that penetration of new technologies on a meaningful, global scale will take decades.
- Fundamental research is necessary to identify and develop viable technologies for the long term that allow energy demand to be met while dramatically reducing greenhouse gas emissions.
- Uncertainties about future climate-related policies will create issues for investors in global energy provision. However, we believe that ExxonMobil's well-proven, disciplined approach to investment and operational risk positions the company well to successfully manage this uncertainty, maintain our position as the technology leader in our industry and take advantage of attractive business opportunities that may emerge.

References

1. World Bank, World Development Indicators, 2004

2. International Energy Agency (IEA), World Energy Outlook, 2004

3. EPA Fuel Economy Data: www.fueleconomy.gov

4. IEA, World Energy Outlook, 2005

5. Battelle Memorial Institute. 2001. A Global Energy Technology Strategy Project Addressing Climate Change: An Initial Report on International Public-Private Collaboration. Joint Global Change Research Institute, College Park, MD.

6. P. Bernstein, S. Tuladhar, and W. D. Montgomery, "Potential for Reducing Carbon Emissions from Non-Annex B Countries through Changes in Technology", forthcoming in Energy Economics

7. http://exxonmobil.com/corporate/Citizenship/Corp_citizenship_enviro_publications.asp

8. Carbon Dioxide Information Analysis Center: Trends Online: A Compendium of Data on Global Change. Oak Ridge National Laboratory, U. S. Department of Energy, Oak Ridge TN. See http://cdiac.esd.ornl.gov/trends/trends.htm

9. Strategic Plan for the U.S. Climate Change Science Program, (U.S. Climate Change Science Program: Washington, DC, 2003)

10. Moberg, A., Sonechkin, D. M., Holmgren, K., Datsenko, N. M., and Karlen, W.: 2005, 'Highly variable Northern Hemisphere temperatures reconstructed from low- and high-resolution proxy data', Nature 433, 613-617; and Zachos, J., Pagani, M., Sloan, L., Thomas, E., and Billups, K.: 2001, 'Trends, rhythms, and aberrations in global climate 65 Ma to present', Science 292, 686-693.

11. Emission Scenarios, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2000)

12. Climate Change 2001: The Scientific Basis, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2001)

13. Climate Change Science: an Analysis of Some Key Questions, Committee on the Science of Climate Change, National Research Council, (National Academy Press: Washington, DC, 2001)

14. ExxonMobil Corporate Citizenship Report, 2001

15. EUCAR (European Council for Automotive R&D) predictions

16. http://gcep.stanford.edu/news/pressreleases.html

17. IPIECA Petroleum Industry GHG Reporting Guidelines, International Petroleum Industry Environmental Conservation Association, London, UK, December 2003 (www.ipieca.org: see Climate Change Publications)

18. API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry, American Petroleum Industry Institute, Washington, DC, April 2001 (http://ghg.api.org)

19. Austin, D., and Sauer, A., Changing Oil; Emerging Environmental Risks and Shareholder Value in the Oil & Gas Industry, World Resources Institute, Washington, DC, 2002.

20. Carbon Dioxide Capture and Storage, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2005)

21. Herzog, H., Eliasson, B., and Kaarstad, O.: 2000, 'Capturing Greenhouse Gases', Scientific American 72-79.

22. The Hydrogen Economy: Opportunities, Costs, Barriers and R&D Needs, The National Academies Press, 2004

23. General Motors/Argonne National Laboratory: Well-to-Wheel Study, June 2001; General Motors/LBST: Well-to-Wheel Study, September 2002; Concawe/EUCAR, EU Joint Research Centre, December 2003

24. Transport Fuels for the Future, CONCAWE presentation to the Inland Transport Committee Round Table, Geneva, February 2002

25. Biofuels for Transport – An International Perspective, International Energy Agency, 2004

26. Global Trends, 2015: A Dialogue about the Future with Non-government Experts, National Intelligence Council, 2000

27. The Energy Balance of Corn Ethanol: An Update, U.S. Department of Agriculture,Office of the Chief Economist, Office of Energy Policy and New Uses, Agricultural Economic Report No. 813

28. Well-to-Wheel Analysis of Future Automotive Fuels and Powertrains in the European Context, CONCAWE, EUCAR, EC Joint Research Commission, 2005

29. CO_2 Emissions Control and Mitigation, Technical Business Analysis, SFA Pacific, Inc. 2001

30. Ibid

31. Technology Roadmap for Generation IV Nuclear Energy Systems, U.S. Department of Energy, 2002

32. Well-to-Wheel Analysis of Future Automotive Fuels and Powertrains in the European Context, CONCAWE, EUCAR, EC Joint Research Commission, 2005. European Climate Change Program – Long Report, 2001

ExxonMobil

5959 Las Colinas Boulevard • Irving, Texas 75039-2298
Internet Web site: http://www.exxonmobil.com

February 2006

Printed entirely on recycled paper

SP-116

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 7, 2008

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Will Hines, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Exxon Mobil Corporation

Dear Sir/Madam:

I have been asked by Stephen Viederman, the Unitarian Universalist Service Committee and the Sisters of Mercy of the Americas (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Exxon Mobil Corporation (hereinafter referred to either as "Exxon" or the Company"), and who, together with Kathi Arnow, Robert Arnow, Jennifer Nolan, Gwendolyn Nolan, Thomas Noyes, Abby Rockefeller, Laura Thorn and The Christopher Reynolds Foundation, have jointly submitted a shareholder proposal to Exxon, to respond to the letter dated January 22, 2008, sent to the Securities & Exchange Commission by the Company, in which Exxon contends that the Proponents' shareholder proposal may be excluded from the Company's year 2008 proxy statement by virtue of Rule 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Exxon's year 2008 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests Exxon's Board "to adopt a policy for renewable energy research, development and sourcing" and to report to the shareholders on its progress in implementing such a plan.

RULE 14a-8(i)(10)

The Company has the burden of proving that it has already implemented the Proponents' shareholder proposal. See Staff Legal Bulletin 14 (July 13, 2001), Section B.5.

Exxon has failed to meet this burden.

On pages 4 and 5 of its letter, the Company cites several portions of Exhibit B that it claims are responsive to the Proponents' request for the adoption of a policy for renewable energy research, development and sourcing. Unfortunately, none of the statements cited support the claim that Exxon has adopted any such policy with respect to either research, or development or sourcing.

The first claim in support of its argument that the Proponents' shareholder proposal is moot is in the first indented paragraph on page 4 of the Company's letter, which refers to "formal review of its investments in technologies" as set forth on page 18 of Exhibit B to the Company's letter. However, page 18 is irrelevant to renewable energy. It obviously deals exclusively with oil and gas technologies. Page 18 talks about how Exxon's investments have led to "industry leading returns" and the "$200 billion industry investment required annually to meet the growing demand for oil and gas." In short, page 18 is a paean to the Company's success in oil and gas and at no point on that page is any reference made to the possibility that Exxon might also engage in renewable energy production rather than oil and gas production.

The second claim in support of the Company's argument relates to a portion of page 18, namely, the section entitled "investment discipline and long-term perspective". This is the section that begins with the sentence quoted in our previous paragraph about the need for annual investments of $200 billion in the oil and gas industry. It is preposterous to imagine that any rational reader of Exhibit B would believe that Exxon was referring to renewable energy in that paragraph.

The third claim that Exxon has *already* implemented the Proponents' shareholder proposal is a quote from page 14 of Exhibit B. However, that quote proves exactly the opposite of what Exxon claims for it. The Proponents' proposal asks Exxon to adopt an actual policy of renewable development and sourcing. On the contrary, page 14 says, at best, that Exxon might, maybe, at some indefinite time in the future, adopt something that might or might not pertain to renewables, provided that it is "consistent with our business needs and strengths". Such a statement cannot moot a request that Exxon adopt an actual policy to develop renewable sources of energy.

Exxon's fourth claim (top of page 5 of its letter) is, if possible, even less persuasive. It refers to page 7 of Exhibit B. That page refers to "ExxonMobil's Technology Advantage". This reference clearly pertains exclusively to the Company's technology expertise in oil and gas and has no relevance whatsoever to renewable energy. Thus, this section of the document begins: "ExxonMobil has long been the industry leader in research and technology, with a history of invention, including 3-D seismic, digital reservoir simulation and industry 'firsts' in such areas as deepwater drilling, refining technology, chemicals and synthetic lubricants." The remainder of the section talks extensively about oil and gas. There is not one reference to renewable technologies.

Exxon's fifth claim to the effect that it has already implemented a proposal that it develop renewable energy sources is found in Section 3 of Exhibit B (pages 14-17). Once again, nothing in that Section refers to any actual efforts by Exxon itself to develop renewable sources of energy. Indeed, the Section is really about what society may do rather than what Exxon will do. Thus, the introduction to the Section states:

> Meeting future energy needs will require a diverse range of energy technologies. Looking to the long term, concern about energy security and rising greenhouse gas emissions has brought a number of new or enhanced technologies to the forefront of public discussion.

Note that these new technologies are in the forefront of "public discussion", but not in the forefront of Exxon's own activities. Indeed, the final paragraph of the introduction states that the Section will review "some of the most prominent technology options" and "where relevant – Exxon's involvement". An examination of the Section finds four places where Exxon claims involvement:

(a) On page 14, right hand column, Exxon states that it has conducted research "relevant" to Carbon Capture and Storage ("CCS). However, CCS is a technology that is applicable to coal, not to renewables.

(b) On page 15, right hand column, Exxon states that it is "currently pursuing groundbreaking research in hydrogen generation." However, this statement follows a discussion of the costs of generating hydrogen, which states that generation of hydrogen from wind is five times as expensive as generation of hydrogen from gasoline [NB that may have changed in the past year] and that generation of hydrogen from solar is fifteen times as expensive as generation of hydrogen from gasoline. This cost discussion culminates in a graph showing that the cheapest method of generating hydrogen is from natural gas. Thus, this discussion really slams renewables and can hardly be deemed to be prove that Exxon has already implemented the Proponents' shareholder proposal to develop renewable sources of energy.

(c) On page 16, Exxon actually talks about renewable energy in the sub-section entitled "Wind and Solar". Again, this possibility is denigrated, with stress is on its high cost, uncertainty etc. [In contrast, the Daily Mail (London) (www.dailymail.co.uk) reported on December 11, 2007, that John Hutton, the Secretary of State for Business, had announcing a plan to have the electricity for all homes in the United Kingdom generated by off shore wind power by the year 2020. The article states that the Conservative party was also backing the Government's plan.] Exxon does not claim to be doing any actual research on wind and solar, but rather claims that it is one of the funders of research being conducted at Stanford University. [See Exxon's sixth claim, discussed below, that it has mooted the Proponents' proposal.]

(d) Gasification: On page 17, Exxon states that it is "evaluating the opportunities in this [gasification] area". Aside from the fact that "evaluating opportunities" cannot moot a request to actually do something, again it is clear from the sub-section that what Exxon is evaluating is coal gasification, which is not a renewable source of energy.

Thus, other than the funding at Stanford, there is nothing described in Section 3 that Exxon is actually doing, or is committed to doing, with respect to renewable energy. Indeed, Exxon concedes as much in its summary of Section 3 found in the right hand column on page 17. Again, Exxon denigrates wind and solar "because they are more expensive than fossil fuels". Instead of supporting the development of renewable energy, as requested in the Proponents' shareholder proposal, Exxon says that it "is well positioned to participate in the implementation of the lowest cost options through *our focus on natural gas development*, *our experience with carbon capture* and our support of [unspecified, other than in oil and gas] breakthrough research." [Emphasis supplied.] Note that this summary of Exxon's position applies equally to the research carried on at Stanford which is partially funded by Exxon and which had been referenced in Section 3.

In short, Section 3 of Exhibit B, rather than demonstrating that Exxon has implemented the Proponents' proposal, shows just the opposite. Namely that Exxon presently has no program for renewable sources of energy and has no intention of developing one because it believes that renewables are too expensive and that the technology options that it contemplates relate exclusively to CCS and natural gas.

Finally, the sixth ground that Exxon cites is that is has a minor program to include itself among those groups funding the research at Stanford called the Global Climate and Energy Project (GCEP). (See page 12 of Exhibit B.) GCEP is a project that is partially supported by Exxon ($100 million over ten years) and three other major corporations. According to Exhibit B, among its 27 projects, 5 involve solar energy and 2 involve biomass. Thus (unless one includes hydrogen, which, as noted above, probably includes only natural gas, which is not a renewable resource), only about a quarter of the GCEP projects involve renewables. We also note that Exxon's total contributions to the GCEP

Project are $10 million per year. Perhaps a quarter of that might be deemed to be spent by GCEP on renewable energy research.

Thus, the total contribution that Exxon is making, even indirectly, toward renewenbles research is probably in the order of $2.5 million per year. In contrast, on March 5, 2008, according to an Exxon press release, the CEO of Exxon, Mr. Rex Tillerson, announced at an investors conference that Exxon "plans to invest more than $125 billion in capital spending over the next five years" on oil and gas projects. In other words, although Exxon itself does no research on renewables, its contribution to the renewables research at GCEP, although seemingly large in dollar terms as understood by mere mortals, is miniscule in Exxon terms, being a mere 0.01% of Exxon's annual capital and development budget. Like Exhibit B, the press release makes much of Exxon's technological leadership, but also like Exhibit B Exxon links that technology to oil and gas. There is no mention in the press release of any renewables program. This is not surprising, since Exxon apparently rightly believes that its renewables spending thru GCEP, at one ten thousandth of development spending, is not material (except perhaps when claiming that shareholder proposals on renewables have already been implemented).

Thus, we believe that the miniscule amounts devoted by Exxon to research, and, at that, research by others, do not satisfy the Proponents' request that Exxon "adopt a policy for renewable energy research". Indeed, Exxon apparently agrees since, as noted above, on page 18 of Exhibit B, the Company's aim is to position itself elsewhere, namely in natural gas and CCS.

Furthermore, the Proponents' shareholder proposal calls on Exxon's Board to "adopt a policy for renewables energy research, development and sourcing". This is a threefold request. It also involves the actual adoption of policies. Absolutely nothing in Exxon's submission indicates that the Board of Exxon has adopted any policies to move toward the production of energy using renewable technologies. On the contrary, the only action taken by Exxon has been to make insignificant dollar contributions to research by others. This does not constitute the adoption of a policy on renewables by Exxon.

Furthermore, aside from the fact that Exxon has adopted no renewables policy, it has not complied with the threefold request of the Proponents' shareholder proposal. That proposal requests a policy on research on renewables, a policy on development of renewables, and a policy on sourcing of renewables. At most, Exxon has shown that it has financed some research carried on by others. It has made no attempt to show that it has a policy to develop renewables or to source renewables. Thus, at the most generous, and even disregarding whether the Company has adopted any policies in the area, Exxon has complied with only one-third of the Proponents' proposal. A registrant that has adopted, at most, one third of a proposal can hardly be deemed to have "substantially implemented" that proposal, as required by Rule 14a-8(i)(10).

Finally, we note that determinations under Rule 14a-8(i)(10) are fact specific and depend on the wording of the shareholder proposal as well as the materials presented by the registrant. Thus, past no-action letters granted to Exxon with respect to shareholder proposals making different requests (even though generally raising the issue of renewables) have no probative value.

For all of the foregoing reasons, the Company has failed to overcome its burden of proving that it has substantially implemented the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: James E., Parsons, Esq.
Mr. Stephen Viederman
All proposing shareholders
Leslie H. Lowe
Laura Berry

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2008

The proposal asks that the board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2009.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END